                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*

                       Parallel Petroleum Corporation
-------------------------------------------------------------------------------
                             (Name of Issuer)


                         Common Stock $.01 Par Value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                (CUSIP Number)
                    -------------------------------------
                           Wes-Tex Drilling Company
                       519 First National Bank Bldg. West
                       Abilene, Texas 79604 (915) 677-9121
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               October 25, 1988
                    --------------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box__.

Check the following box is a fee is being paid with the statement x. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                (Continued on following pages(s))

CUSIP No. __________________
                               13D




1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Wes-Tex Drilling Company


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) ____
                                                      (b) ____

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

       WC, 00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                   ____


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
      Texas



   NUMBER OF
    SHARES                7.  SOLE VOTING POWER:
  BENEFICIALLY                   872,488
   OWNED BY               8.  SHARED VOTING POWER
     EACH
   REPORTING              9.  SOLE DISPOSITIVE POWER:
    PERSON                       872,488
    WITH                 10.  SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         872,488

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                           ____

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.03%


14. TYPE OF REPORTING PERSON  (See Instructions)
         CO

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security  and  Issuer

     The class of securities to which this Statement relates is the common stock, par value $.01 per share ("Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 345, Midland, Texas 79701.

Item 2.  Identity  and  Background

     This Statement is being filed by Wes-Tex Drilling Company, a Texas corporation ("Wes-Tex"), whose address is 519 First National Bank Building West, Abilene, Texas 79604.

     Wes-Tex is primarily engaged in the business of drilling for oil and/or gas on a contract basis for major and independent oil and/or gas companies. Wes-Tex is secondarily engaged in the production of oil and/or gas primarily on a non-operator basis.

     Wes-Tex is based in Abilene, Texas, and operates mainly in the Permian Basin area of the Southwestern United States. Wes-Tex has been in business for approximately 30 years.

     The name, residence address and principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex are set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     Neither Wes-Tex nor, to its knowledge, any executive officer, director or controlling person of Wes-Tex has, during the past 5 years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     Neither Wes-Tex nor, to its knowledge, any executive officer, director or controlling person of Wes-Tex has, during the past 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     In 1986 Parallel sold and Wes-Tex purchased 18,334 shares of $.30 Cumulative Convertible Preferred Stock ("Cumulative Preferred Stock") at a price of $3.00 per share. The Cumulative Preferred Stock was convertible into Common Stock at a conversion rate of twelve shares of Common Stock for each one share of Cumulative Preferred Stock. The $55,000 consideration paid for the Cumulative Preferred Stock was financed from Wes-Tex's cash on hand. On September 22, 1988, Wes-Tex converted the Cumulative Preferred Stock into 220,008 shares of Common Stock.

     In 1987, Parallel executed a promissory note (the"Note") in the principal sum of $249,376.83 payable to Wes-Tex and a Deed of Trust (the "Deed of Trust") covering various oil and gas properties for the benefit of Wes-Tex to secure payment on the Note. In October, 1988, Parallel entered into an agreement with Wes-Tex to restructure the trade indebtedness evidenced by the Note and secured by the Deed of Trust. Under the terms of the restructuring, Parallel entered into a Stock Purchase Agreement ("Stock Purchase Agreement") dated October 10, 1988 with Wes-Tex pursuant to which Parallel issued and sold to Wes-Tex an aggregate of 65,248 shares of Non-voting Convertible Preferred Stock, $.10 par value ("Preferred Stock"), at a price of $3.50 per share.
The Preferred Stock has a liquidation preference of $3.50 per share and is convertible into Common Stock at an initial conversion rate of ten shares of Common Stock for each one share of Preferred Stock, subject to adjustment for any stock split, reverse stock split, stock dividend or similar event. The consideration paid for the Preferred Stock was the cancellation of the Note which had an outstanding balance of $228,368.82 and the release by Wes-Tex of the Deed of Trust which secured said Note.

     A copy of the Note is filed as Exhibit B hereto and made a part hereof for all purposes.

     A copy of the Certificate of Designations, Preferences and Rights of the Preferred Stock is filed as Exhibit C hereto and made a part hereof for all purposes.

     A copy of the Stock Purchase Agreement is filed as Exhibit D hereto and made a part hereof for all purposes.

Item 4.  Purpose of Transaction

     The purpose of the transaction to which this Statement relates is to restructure trade indebtedness owed to Wes-Tex from Parallel, by allowing Wes-Tex to acquire additional equity in Parallel.

     Although the number of shares of Common Stock beneficially owned by Wes-Tex does not constitute a majority of the outstanding shares of Common Stock, Wes-Tex may nonetheless beneficially own sufficient shares of Common Stock to exercise control over Parallel.

     It is possible that at a future date Wes-Tex might acquire additional shares of Common Stock, through open market or privately negotiated transactions. Any such future decision will be made by Wes-Tex in light of the then current financial conditions and prospects of Parallel, the market price of the Stock, the financial condition of Wes-Tex and other relevant factors.

Item 5.  Interest in Securities of the Issuer

     (a) Wes-Tex is the record owner of 220,008 shares of Common Stock and currently has the right to acquire 652,480 shares of Common Stock; therefore, Wes-Tex is the beneficial owner of 872,488 shares of Common Stock. This represents 8.03% of Parallel's issued and outstanding Common Stock.

     (b)  Wes-Tex retains both voting and investment power.

     (c) To the best of Wes-Tex's knowledge, no executive officer or director of Wes-Tex and no associate of Wes-Tex owns or has a right to acquire, directly or indirectly, any shares of Common Stock. Other than as stated above, no transactions in the Common Stock were effected during the past 60 days by Wes-Tex or, to the best of Wes-Tex's knowledge, by any executive officer, director or affiliated person of Wes-Tex, or by any subsidiary of Wes-Tex or by any executive officer, director or affiliated person of any such subsidiary.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable

Item 7.  Material to be filed as Exhibits

Exhibit A   Name, Residence Address and Present Principal Occupation and Address
            of Employment of Each Executive Officer, Director and Controlling
            Person of Investor.

Exhibit B   Note.

Exhibit C   Certificate of Designations, Preferences and Rights of the Preferred
            Stock.

Exhibit D   Stock Purchase Agreement dated October 10, 1988 between Parallel and
            Wes-Tex.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   WES-TEX DRILLING COMPANY


                                   By:  /s/ Charles Ezzell
                                   Name: Charles Ezzell
                                   Title: Executive Vice-President

                                  EXHIBIT A

     Name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of Investor:


Name, Residence                    Present Position     Present Principal Occupation and
  Address            Citizenship    with Investor             Address of Employment
---------------      -----------   ----------------     --------------------------------


Myrle Greathouse      U.S.A.       Director, President   President, Sole Stockholder
#5 Glen Abbey Court                Sole Stockholder      519 First National Bank Bldg. West
Abilene, Texas 79606                                     Abilene, Texas 79604

Charles Ezzell        U.S.A.       Director, Executive   Director, Executive Vice President
1633 Hillview                      Vice President        519 First National Bank Bldg. West
Abilene, Texas 79601                                     Abilene, Texas  79604

Danny Mullen          U.S.A.       Director, Vice        Director, Vice President
1725 Woodridge                     President             519 First National Bank Bldg. West
Abilene, Texas 79605                                     Abilene, Texas  79604

Randy Thompson        U.S.A.       Director, Vice        Director, Executive Vice President
105 Lawrence Circle                President of Drilling  of Drilling Operations
Abilene, Texas 79605               Operations            519 First National Bank Bldg. West
                                                         Abilene, Texas  79604

Marcella Greathouse   U.S.A.       Director, Officer     Director, Officer
#5 Glen Abbey Court                                      519 First National Bank Bldg. West
Abilene, Texas 79606                                     Abilene, Texas  79604

Helen R. Little       U.S.A.       Officer               Officer
4633 Sage Circle                                         519 First National Bank Bldg. West
Abilene, Texas 79606                                     Abilene, Texas  79606


                                  Exhibit B

                              DEED OF TRUST NOTE
                              ------------------


$249,376.83                     Midland, Texas               December 31, 1987


     For value received, PARALLEL PETROLEUM CORPORATION, a Delaware corporation duly authorized to do business in the State of Texas (hereinafter "Maker") whose address is One Marienfeld Place, Suite 345, Midland, Texas 79701 hereby promises to pay to the order of WES-TEX DRILLING COMPANY, a Texas corporation (hereinafter "Payee") whose address is P.O. Box 3739, Abilene, Texas 79604, the principal sum of Two Hundred Forty-nine Thousand Three Hundred Seventy-six and 83/100 Dollars ($249,376.83), together with interest from the date hereof on the principal balance from time to time remaining unpaid prior to default or maturity at a rate per annum equal to ten percent (10%); provided, however, that the interest payable shall not exceed the maximum amount that may be lawfully charged. Interest on this Note ("Note") shall be calculated at a daily rate equal to 1/365 of the annual percentage rate which this Note bears, subject to the provisions hereof limiting interest to the maximum permitted by applicable law.

     This Note shall be payable in monthly installments of Five Thousand and No/100 Dollars ($5,000.00) each, including interest; the first of such installments shall be due and payable on the 1st day of February, 1988, and a like installment shall be due and payable on the same day of each succeeding month thereafter until January 1, 1990, when the entire balance of principal and accrued interest shall be due and payable.

     Each installment shall be applied first to the payment of accrued interest due on the unpaid principal balance and the remainder of each installment shall be applied to the reduction of principal.

     If default be made in the payment of this Note or in the performance of any covenant in any instrument securing the payment of this Note, the entire principal balance and accrued interest owing hereon, shall at once become due and payable without notice, at the option of the holder of this Note. Failure to exercise this option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default.

     After default or maturity, principal and past-due interest shall bear interest at the maximum nonusurious rate permitted by applicable federal or Texas law from time to time in effect, whichever shall permit the highest lawful rate.

     Maker, and each surety, and endorser of this Note severally waive demand, presentment, notice of dishonor, notice of intent to demand or accelerate payment hereof, notice of acceleration, diligence in collecting, grace, notice, and protest, and agree to one or more extensions for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder, and if this Note shall be collected by legal proceedings or through a probate or bankruptcy court, or shall be placed in the hands of an attorney for collection after default or maturity, Payee agrees to pay all costs of collection, including reasonable attorney's fees.

     This Note is secured by that certain Deed of Trust of even date herewith from Maker to Payee, mortgaging certain properties located in Howard and Taylor Counties, Texas.

     This Note or any collateral documents relating to this Note, including, but not limited to, the Deed of Trust described above, may not be transferred, assigned or pledged by the Payee without the express written consent of the Maker.

     All agreements between Maker and Payee whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand for payment or acceleration of the maturity hereof or otherwise, shall the interest contracted for, charged or received by the owner or holder hereof exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to the holder hereof in excess of the maximum lawful amount, the interest payable to the holder hereof shall be reduced to the maximum amount permitted under applicable law, and if from any circumstance the holder hereof shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal hereof and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal hereof such excess shall be refunded to the undersigned. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period until payment in full of the principal (including the period of any renewal or extension hereof) so that the interest hereon for such full period shall not exceed the maximum amount permitted by applicable law. This paragraph shall control all agreements between Maker and the holder hereof.

     This Note shall be construed in accordance with the laws of the State of Texas and the laws of the United States applicable to transactions in Texas.

     To the extent that TEX. REV. CIV. STAT. ANN. art. 5069-1.04, as amended, is applicable to this Note, the indicated rate ceiling specified in such article is the applicable ceiling; provided that, if any applicable law permits greater interest, the law permitting the greatest interest shall apply.

                                   PARALLEL PETROLEUM CORPORATION


                                   By:  /s/
                                   Name: Larry C. Oldham
                                   Title: Executive Vice President

                                   Exhibit C

                        PARALLEL PETROLEUM CORPORATION
              CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
                  OF PREFERRED STOCK   NON-VOTING CONVERTIBLE
                                PREFERRED STOCK

                     Pursuant to Section 151 of the Delaware
                            General Corporation Law

     The undersigned, President and Secretary, respectively, of Parallel Petroleum Corporation, a Delaware corporation (the "Company"), certify that pursuant to authority granted to and vested in the Board of Directors of the Company by the provisions of the Certificate of Incorporation of the Company, the Board of Directors has duly adopted the following resolutions creating a series of Preferred Stock of the Company designated as the Non-Voting Convertible Preferred Stock :

     RESOLVED, by the Board of Directors of Parallel Petroleum Corporation, a Delaware corporation (the "Company"), that pursuant to authority expressly granted to and vested in the Board of Directors by the provisions of the Certificate of Incorporation of the Company, the Board of Directors hereby creates a series of the class of authorized Preferred Stock, $.10 par value ("Preferred Stock"), of the Company, and authorizes the issuance thereof, and hereby fixes the designations and amount thereof, and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designations, preferences and relative, participating and other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation of the Company, which are applicable to the Preferred Stock) as follows:

     1.1 Designation and Amount. The shares of such series shall be designated "Non-Voting Convertible Preferred Stock" (such series being hereinafter sometimes called "this Series"), and the number of shares constituting such Series shall initially be 65,248. The number of authorized shares of this Series may be reduced by further resolution duly adopted by the Board of Directors of the Company and by the filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware stating that such reduction has been so authorized, but the number of authorized shares of this Series shall not be increased. Shares in this Series have a par value of $.10 per share.

     1.2 Dividends. The holders of shares of this Series shall not be entitled to receive dividends.

     1.3 Conversion. The holders of shares of this Series shall have the right, at their option, to convert all or any part of such shares of this Series into shares of Common Stock of the Company at any time on and subject to the following terms and conditions:

          (a) The shares of this Series shall be convertible at the office of any transfer agent for such stock, and at such other place or places, if any, as the Board of Directors of the Company may designate, into fully paid and nonassessable shares) calculated as to each conversion to the nearest 1/100th of a share) of Common Stock of the Company. The number of shares of Common Stock issuable upon conversion of each share of this Series shall be equal to $3.50 divided by the conversion price in effect at the time of conversion, determined as hereinafter provided. The price at which shares of Common Stock shall be delivered upon conversion (herein called the "conversion price") shall be initially $.35 per share of Common Stock. The conversion price shall be subject to adjustment from time to time in certain instances as hereinafter provided. If the Company calls for the redemption of any shares of this Series, such right of conversion shall cease and terminate, as to the shares designated for redemption, at the close of business on the redemption date, unless the Company defaults in the payment of the redemption price. No fractional shares of Common Stock will be issued.
     A cash payment will be paid in lieu of any fractional share in an amount equal to the same fraction of the last sale price of the Common Stock (determined as provided in Section 1.3(c)(iv)) at the close of business on the business day which next precedes the day of conversion.

          (b) Before any holder of shares of this Series shall be entitled to convert the same into Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed or assigned to the Company or in blank, at the office of any transfer agent for such stock or at such other place or places, if any, as the Board of Directors of the Company may have designated, and shall give written notice to the Company at said office or place that he elects to convert the same and shall state in writing therein the name or names (with addresses) in which he wishes the certificate or certificates for Common Stock to be issued. No payment or adjustment shall be made upon any conversion on account of any dividends on the Common Stock issued upon conversion. The Company will, as soon as practicable thereafter, issue and deliver at said office or place to such holder of shares of this Series, or to his nominee or nominees, certificates for the number of full shares of Common Stock to which he shall be entitled as aforesaid, together with cash in lieu of any fraction of a share. Shares of this Series shall be deemed to have been converted as of the close of business on the date of surrender of such shares for conversion as provided above, and the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock as of the close of business on such date.

          (c) The conversion price in effect at any time shall be subject to adjustment as follows:

               (i)  In case the Company shall (A) declare a
          dividend or make a distribution payable in Common Stock on any class of capital stock of the Company, unless the payment thereof would increase the number of shares of Common Stock outstanding by less than one percent (1%),
          (B) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (C) combine its outstanding shares of Common Stock into a smaller number of shares, the conversion price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately reduced in the case of any increase in the number of shares of Common Stock outstanding and increased in the case of any reduction in the number of shares of Common Stock outstanding so that the holder of any share of this Series surrendered for conversion after such time shall be entitled to receive the kind and amount of shares which he would have owned or have been entitled to receive had such share of this Series been converted into Common Stock immediately prior to such time and had such Common Stock received such dividend or other distribution or participated in such subdivision, combination or reclassification. Such adjustment shall be effective as of the record date for such dividend or distribution or the effective date of such combination, subdivision or reclassification and shall be made successively whenever any event listed above shall occur.

               (ii) In case the Company shall issue rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price (as defined in paragraph (iv) below) of the Common Stock, on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the conversion price at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying the conversion price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at such Current
          Market Price of the Common Stock and the denominator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common
          Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For purposes of determining under this paragraph the number of shares of Common Stock outstanding at any time, there shall be excluded all shares of Common Stock held in the treasury of the Company. If any or all such rights or warrants are not so issued or expire or terminate before being exercised, the conversion price then in effect shall be appropriately readjusted.

               (iii) In case the Company shall distribute to all holders of its Common Stock evidences of its indebtedness or assets (including securities, but excluding cash dividends or a distribution referred to in paragraph (i) above or paid out of earned surplus) or subscription rights or warrants (excluding those referred to in paragraph (ii) above), the conversion price shall be adjusted so that it shall equal the price determined by multiplying the conversion price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction of which the numerator shall be the Current Market Price per share of the Common Stock on the date fixed for such determination less the then fair market value (as determined by the Board of Directors of the Company, in good faith and in the exercise of its reasonable business judgment and described in a Board Resolution filed with any transfer agent for this

          Series) of the portion of the assets or evidences of indebtedness so distributed applicable to one share of Common Stock and the denominator shall be such Current Market Price per share of the Common Stock. Such adjustment shall become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution.

               (iv) For the purpose of any computation under paragraphs (ii) and (iii) above, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of Common
          Stock for 15 consecutive business days selected by the Company commencing no more than 45 business days before such date. The closing price for each day shall be the last reported sales price regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way, in either case on the American Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common
          Stock is listed or admitted to trading, or if it is not listed or admitted to trading on any national securities exchange or no such quotations are available, the average of the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose or if no such quotations are available, the fair market value as determined in good faith in the exercise of their reasonable business judgment by the Board of Directors of the Company.

               (v) All calculations under this section 1.3(c) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

               (vi) No adjustment in the conversion price shall be required unless such adjustment would require a change of at least 1% in such price; provided, however, that any adjustments which by reason of this paragraph (vi) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

          (d) Whenever the conversion price is adjusted as herein provided:

               (i) the Company shall promptly file any of the transfer agents for this Series a certificate of the Treasurer of the Company setting forth the adjusted conversion price and showing in reasonable detail the facts upon which such adjustment is based, including a statement of the consideration received or to be received by the Company for any shares of Common Stock issued or deemed to have been issued; and

               (ii) a notice stating that the conversion price has been adjusted and setting forth the adjusted conversion price shall forthwith be required, and as soon as practicable after it is required, such notice shall be mailed by the Company to the holders of record of this series.

          (e)

               (i) In case of any consolidation or merger of the Company with or into any other corporation (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common
          Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, or the reclassification of the Common Stock into another form of capital stock of the Company, whether in whole or in part, the holder of each share of this Series shall have the right to receive securities, cash or property, or any combination thereof, having a value equal to the greater of (A) $3.50 per share, plus an amount equal to all dividends accumulated and unpaid on each such share at the time of such consolidation, merger, sale or transfer or reclassification or
          (B) the value of the shares of stock and other securities, cash and property (including, if applicable, Common Stock) which such holder would have been entitled to receive upon such consolidation, merger, sale or transfer or reclassification if he had held the Common Stock issuable upon the conversion of such share of this Series immediately prior to such consolidation, merger, sale or transfer, or reclassification.

               (ii) In the event that at any time, as a result of paragraph (i) above, the holder of any share of this Series shall become entitled to receive any shares of stock and other securities and property (including, if applicable, Common Stock), thereafter the amount of such shares of stock and other securities so receivable upon conversion of any share of this Series shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in paragraphs (i) to (vi), inclusive, of section 1.3 (c) above, and for the provisions of section 1.3(c) with respect to the Common Stock shall apply on like terms to any such shares of stock and other securities and property (including, if applicable, Common Stock).

          (f)  In case:

               (i) the Company shall authorize the distribution to all holders of its Common Stock of evidences of its indebtedness of assets (other than cash dividends or other cash distributions paid out of earned surplus); or

               (ii) the Company shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any other rights; or

               (iii) of any reclassification of the capital stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock), or of any consolidation or merger to which the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company; or

               (iv) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

     then, in each case, the Company shall cause to be filed with any of the transfer agents for this Series, and shall cause to be mailed, first class postage prepaid, to the holders of record of the outstanding shares of this Series, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock or record to be entitled to such dividend, distribution, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

          (g) The Company shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the shares of this Series, the full number of shares of Common Stock then issuable upon the conversion of all outstanding shares of this Series. For the purpose of this section 1.3(g), the full number of shares of Common
     Stock issuable upon the conversion of all outstanding shares of this Series shall be computed as if at the time of computation of such number of shares of Common Stock all outstanding shares of this Series were held by a single holder. The Company shall from time to time, in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of all shares of this Series at the time outstanding. If any shares of Common Stock required to be reserved for issuance upon conversions of shares of this Series hereunder require registration with or approval of any governmental authority under any Federal or State law before such shares may be issued upon such conversion, the company will in good faith and as expeditiously as possible endeavor to cause such shares to be so registered or approved.

          (h) The Company will pay any and all taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of shares of this Series pursuant hereto. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or transfer and delivery of shares of Common Stock in a name other than that in which the shares of this Series so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax or has established to the satisfaction of the Company that such tax has been paid.

       19>

          (i) Whenever reference is made in this section 1.3 to the issue or sale of shares of Common Stock, the term "Common Stock" shall include only shares of the class designated as Common Stock, $.01 par value, of the Company at the date hereof or shares of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and which are not subject to redemption by the Company, provided that if at any time there shall be more than one such resulting class, the shares of each such class then so deliverable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

     1.4 Liquidation Rights. In the event of any liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Company, the holders of this Series shall be entitled to receive an amount in cash for each share of this Series equal to $3.50 per share before any distribution shall be made to the holders of the Common Stock and of any other capital stock of the Company ranking junior to this Series upon the liquidation, dissolution or winding up of the Company. If upon any liquidation, dissolution or winding up of the Company, the assets distributable among the holders of this Series shall be insufficient to permit the payment in full to the holders of all the then outstanding shares of this Series and all holders of preferred stock ranking on a parity with this Series with respect to the payment upon liquidation, dissolution and winding up of the Company of all preferential amounts payable to all such holders, then the entire assets of the Company thus distributable shall be distributed ratably among the holders of this Series and all such other holders of preferred stock in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full. Subject to the provisions of section 1.3(e)(i), a consolidation or merger of the Company with or into one or more corporations or the sale or transfer of all or substantially all of the assets of the Company shall not be deemed to be a liquidation, dissolution or winding up of the Company.

     1.5 Optional Cash Redemption. The shares of this Series are redeemable for cash, in whole at any time or from time to time in part at the option of the Company, at a redemption price of $3.50 per share.

     Notice of redemption pursuant to this section 1.5 will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of this Series to be redeemed at the address shown on the stock books of the Company (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for such redemption except as to the holder to whom the Company has failed to mail such notice or except as to the holder whose notice was defective).
On and after the redemption date, dividends shall cease to accumulate on shares of this Series called for redemption (unless the Company defaults in the payment of the redemption price).

     If less than all the outstanding shares of this Series not previously called for redemption are to be redeemed pursuant to this section 1.5, shares to be redeemed shall be selected by the Company from outstanding shares not previously called for redemption by lot or pro rata (as nearly as may be) as determined by the Board of Directors of the Company. Shares of this Series redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock, without designation as to series, and may thereafter be issued, but not as shares of this Series.

     1.6 Voting Rights. The holders of shares of this Series shall have no right to vote for any purpose, except as specifically required by the laws of the State of Delaware and except as follows:

     (a) So long as any shares of this Series remain outstanding, the affirmative vote or consent of the holders of at least 66-2/3% of the then outstanding shares of this Series, in person or by proxy, either in writing or at a meeting called for that purpose (voting as a class with the holders of all other series of preferred stock ranking on a parity with this Series either as to dividends or distributions or upon liquidation, dissolution or winding up of the Company and upon which like voting rights have been conferred and are then exercisable), shall be necessary to permit, effect or validate the repeal, amendment or other change of any provision of the Certificate of Incorporation of the Company in any manner which materially and adversely affects the rights, preferences, or privileges of this Series or the holders thereof; provided, however, that any increase in the amount of authorized preferred stock or the creation and issuance of other series of preferred stock, whether ranking on a parity with or junior or prior to this Series with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up shall not be deemed to materially and adversely affect such rights, preferences or privileges.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of this Series shall have been redeemed or sufficient funds shall have been deposited in trust to effect such redemption.

     1.7 Parity. The shares of this Series shall be on a parity with the Company's $.30 Cumulative Convertible Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up of the Company.

     IN WITNESS WHEREOF, this Certificate has been executed and attested by the undersigned on October 10, 1988 and shall be effective on the date filed with the Secretary of State of Delaware.


                                   PARALLEL PETROLEUM CORPORATION



                                   By /s/ Thomas R. Cambridge
                                   Thomas R. Cambridge
                                   President

ATTEST:


/s/ Larry C. Oldham
Larry C. Oldham, Secretary

                                   EXHIBIT D

                           STOCK PURCHASE AGREEMENT



     Stock Purchase Agreement ("Agreement") by and between PARALLEL PETROLEUM CORPORATION ("Parallel"), a Delaware corporation, and WES-TEX DRILLING COMPANY ("Wes-Tex"), a Texas corporation.

                            RECITALS:

     Wes-Tex currently is the holder of that certain Deed of Trust Note (the "Note") dated December 31, 1987 in the principal sum of $249,376.83, executed by Parallel and payable to Wes-Tex, secured by a Deed of Trust (the "Deed of Trust") of even date therewith from Parallel to Charles W. Ezzell, Trustee for the benefit of Wes-Tex.

     Parallel desires to issue its Non-Voting Convertible Preferred Stock (the "Preferred Stock"), as more fully described in the Certificate of Designations, Preferences and Rights of Preferred Stock - Non-Voting Convertible Preferred Stock (the "Certificate of Designations"), a copy of which is attached as Exhibit "A" hereto, to Wes-Tex in exchange for cancellation of the Note which has a current unpaid principal balance of $228,368.82 and release of the Deed of Trust.

     NOW, THEREFORE, in consideration of the recitals and of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:


                            ARTICLE I

     1.1. Agreement to Sell and Purchase. Parallel agrees to issue and sell to West-Tex, and Wes-Tex agrees to purchase from Parallel, 65,248 shares of the Preferred Stock pursuant to the terms and conditions hereof and of the Certificate of Designations.

     1.2. Purchase Price. The purchase price to be paid by Wes-Tex is $3.50 per share, payable at closing by releasing the Deed of Trust and transferring and assigning the Note of Parallel in exchange for the Preferred Stock.


                            ARTICLE II

     2.1. Closing. The Closing will be held on October 18, 1988 at 10:00 a.m. at the offices of Lynch, Chappell, Allday & Alsup, 300 North Marienfeld,
Suite 700, Midland, Texas 79701, or at such later date as may be agreed upon by the parties. At the Closing, the following will occur:

          (a) Wes-Tex shall deliver to Parallel a Release of the Deed of Trust in substantially the form attached hereto as Exhibit "B;"

          (b)  Wes-Tex shall transfer and assign the Note to Parallel;

          (c) Parallel shall file or cause to be filed the Certificate of Designations with the Secretary of State of the State of Delaware; and

          (d) Parallel shall deliver a single certificate for 65,248 shares of the Preferred Stock to Wes-Tex.


                           ARTICLE III

     3.1 Representations and Warranties of Parallel. Parallel represents and warrants to Wes-Tex as follows:

          (a) Organization. Parallel is duly organized, validly existing and is in good standing under the laws of the State of Delaware, has all requisite power and authority and all necessary licenses and permits to own and operate its properties and to carry on its business as it is now being conducted, and is duly licensed or qualified and is in good standing as a foreign corporation in each jurisdiction wherein the nature of the business transacted by it or the nature of the property owned or leased by it makes such licensing or qualification necessary.

          (b) Pending Litigation. Except for a controversy between Parallel and Mesa Limited Partnership involving the custody and use of certain seismic data, there is no action, litigation, arbitration, investigation or other proceeding, at law or in equity, pending or threatened, to the knowledge of Parallel, against Parallel with respect to its business, properties or personnel or the transactions contemplated by this Agreement.

          (c) Sale is Legal and Authorized. The issuance and sale of the Preferred Stock and compliance by Parallel with all of the provisions of this Agreement:

               (1) are within the corporate powers of Parallel and have been duly authorized by proper corporate action on the part of Parallel; and

               (2) will not violate any provision of any law or any order of any court or governmental authority or agency and will not conflict with or result in any breach of any of the terms, conditions or provision of, or constitute a default under the Articles of Incorporation or Bylaws of Parallel or any indenture or other agreement or instrument to which Parallel is a party or by which it may be bound or result in the imposition of any liens or encumbrances on any property of Parallel.

          (d) Survival of Representations and Warranties. The representations and warranties made by Parallel herein shall survive the Closing.


                            ARTICLE IV

     4.1 Representations and Warranties of Wes-Tex. Wes-Tex represents and warrants to Parallel as follows:

          (a) Organization. Wes-Tex is duly organized, validly existing and is in good standing under the laws of the State of Texas, has all requisite power and authority and all necessary licenses and permits to carry on its business as it is now being conducted, and is duly licensed or qualified and is in good standing as a foreign corporation in each jurisdiction wherein the nature of the business transacted by it or the nature of the property owned or leased by it makes such licensing or qualification necessary.

          (b) Pending Litigation. There is no action, litigation, arbitration, investigation or other proceeding, at law or in equity, pending or threatened, to the knowledge of Wes-Tex, against Wes-Tex with respect to its business, properties or personnel or the transactions contemplated by this Agreement.

          (c) Purchase is Legal and Authorized. The purchase of the Preferred Stock and compliance by Wes-Tex with all of the provisions of this Agreement are within the corporate powers of Wes-Tex and have been duly authorized by proper corporate action on the part of Wes-Tex.

          (d) Investment. Wes-Tex is acquiring the Preferred Stock for its own account for investment and not with a view to the distribution or resale thereof.

          (e) Information. Wes-Tex acknowledges that it has received the following documents prior to the consummation of the transactions contemplated hereby:

               (i)  Parallel Form 10-K for the fiscal year ended
          December 31, 1987;

               (ii) Parallel Proxy Statement dated May 17, 1988;

               (iii)     Parallel 1988 Annual Report to stockholders;
          and

               (iv) Parallel Form 10-Q for the quarter ended June
          30, 1988.

          (f) Restrictions. Wes-Tex understands and agrees that the following restrictions and limitations are applicable to its purchase and resales, pledges, hypothecations or other transfers of the Preferred
     Stock:

               (i) Wes-Tex agrees that the Preferred Stock shall not be sold, pledged, hypothecated or transferred unless registered under the Act and applicable state securities laws or an exemption from registration is available.

               (ii) A legend will be placed on the certificate(s) evidencing the Preferred Stock in substantially the following form:

               THE SECURITIES REPRESENTED BY THIS
               CERTIFICATE HAVE BEEN ACQUIRED FOR
               INVESTMENT AND HAVE NOT BEEN
               REGISTERED UNDER THE SECURITIES ACT
               OF 1933, AS AMENDED.  WITHOUT SUCH
               REGISTRATION, SUCH SECURITIES MAY
               NOT BE SOLD, PLEDGED, HYPOTHECATED
               OR OTHERWISE TRANSFERRED AT ANY
               TIME WHATSOEVER, EXCEPT UPON
               DELIVERY TO THE COMPANY OF AN
               OPINION OF COUNSEL SATISFACTORY TO
               THE COMPANY THAT SUCH REGISTRATION
               IS NOT REQUIRED FOR SUCH TRANSFER

               UNDER ANY APPLICABLE FEDERAL OR
               STATE SECURITIES LAWS OR ANY RULE OR
               REGULATION PROMULGATED THEREUNDER.

               (iii) Stop transfer instructions have been or will be placed with respect to the Preferred Stock so as to restrict the resale, pledge, hypothecation or other transfer thereof.

               (iv) The legend and stop transfer instructions described in subparagraphs (ii) and (iii) above will be placed with respect to any new certificate(s) or other documents(s) issued upon presentment by the undersigned of certificate(s) or other document(s) for transfer.

          (g) Additional Information. The undersigned has had the opportunity to ask questions of and receive answers from Parallel concerning the terms and conditions of the transactions contemplated by this Agreement and has had the opportunity to obtain and request any additional information concerning Parallel and the transactions contemplated by this Agreement.

          (h) Survival of Representations and Warranties. The representations and warranties made by Wes-Tex herein shall survive the Closing.


                            ARTICLE V

     5.1  General Provisions.

     (a) Integration. This Agreement, the attached exhibits, and the documents furnished pursuant to this Agreement constitute the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersede all prior agreements, arrangements and understandings. Except as set forth herein or in any of the attached exhibits, neither party is making any representation or warranty to the other party. This Agreement may be amended or modified only by written document signed by the parties hereto.

     (b) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same instrument.

     (c) Waiver. Any of the terms and conditions of this Agreement may be waived at any time and from time to time only in writing by the party entitled to the benefit thereof without affecting any other terms and conditions of this Agreement. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

     (d) Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

     (e) Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective parties, their successors and legal representatives. Except as otherwise expressly provided herein, nothing expressed or implied herein is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties, any right or remedy hereunder or by reason hereof.

     (f) Governing Law. This Agreement shall be governed by and construed in accordance with Texas law.

     (g) Severability. Should any part of this Agreement for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any such part, parts, or portion which may, for any reason, be hereafter declared invalid.

     (h) Notices. Any notice required or permitted to be delivered hereunder, unless otherwise provided herein, shall be deemed to be delivered, whether actually received or not, when deposited in the United States mail, postage prepaid, certified mail, return receipt requested, addressed to Parallel or Wes-Tex, at the addresses indicated below:


               If to Parallel:     P.O. Drawer 10587
                              One Marienfeld Place
                              Suite 345
                              Midland, Texas 79701

               If to Wes-Tex: P.O. Box 3739
                              Abilene, Texas 79604

     IN WITNESS WHEREOF, the parties have executed this Agreement October 10th, 1988 to be effective as of September 30, 1988.


                                   PARALLEL PETROLEUM CORPORATION



                                   By /s/ Larry C. Oldham
                                   Larry C. Oldham, Executive Vice President



                                   WES-TEX DRILLING COMPANY


                                   By /s/ Charles Ezzell
                                   Name   Charles Ezzell
                                   Title  Exec. Vice President

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                        Parallel Petroleum Corporation
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                   699157103
                                (CUSIP Number)

                           Wes-Tex Drilling Company
                      519 First National Bank Bldg. West
                              Abilene, Texas 79601
                                 (915) 677-9121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 26, 1990
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box______.

Check the following box if a fee is being paid with the statement ______.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following pages)

CUSIP No.  99157103                    13D


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wes-Tex Drilling Company


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (a)____
                               (b)____

3.  SEC USE ONLY



4.  SOURCE OF FUNDS
     SC, 00


5. CHECK BOX DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                 ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas



     NUMBER OF
      SHARES         7.  SOLE VOTING POWER:
   BENEFICIALLY           872,488
     OWNED BY        8.  SHARED VOTING POWER
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER:
     PERSON               872,488
      WITH          10.  SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     872,488

12. CHECK BOX THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                 ____

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.89%

14. TYPE OF REPORTING PERSON
     CO

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security  and  Issuer

     The class of securities to which this Statement relates is the common stock, par value $.01 per share ("Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 345, Midland, Texas 79701.

Item 2.  Identity  and  Background

     This Statement is being filed by Wes-Tex Drilling Company, a Texas corporation ("Wes-Tex"), whose address is 519 First National Bank Building West, Abilene, Texas 79601

     Wes-Tex is primarily engaged in the business of drilling for oil and/or gas on a contract basis for major and independent oil and/or gas companies. Wes-Tex is secondarily engaged in the production of oil and/or gas primarily on a non-operator basis.

     Wes-Tex is based in Abilene, Texas and operates mainly in the Permian Basin area of the Southwestern United States. Wes-Tex has been in business for approximately 30 years.

     The name, residence address and principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     Neither Wes-Tex nor, to its knowledge, any executive officer, director or controlling person of Wes-Tex has, during the past 5 years, been convicted in any criminal proceedings, excluding traffic violations or similar misdemeanors.

     Neither Wes-Tex nor, to its knowledge, any executive officer, director or controlling person of Wes-Tex has, during the past 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     In 1986 Parallel sold and Wes-Tex purchased 18,334 shares of $.30 Cumulative Convertible Preferred Stock ("Cumulative Preferred Stock") at a price of $3.00 per share. The Cumulative Preferred Stock was convertible into Common Stock at a conversion rate of twelve shares of Common Stock for each one share of Cumulative Preferred Stock. The $55,000 consideration paid for the Cumulative Preferred Stock was financed from Wes-Tex's cash on hand. On September 22, 1988, Wes-Tex converted the Cumulative Preferred Stock into 220,008 shares of Common Stock.

     In 1987, Parallel executed a promissory note (the"Note") in the principal sum of $249,376.83 payable to Wes-Tex and a Deed of Trust (the "Deed of Trust") covering various oil and gas properties for the benefit of Wes-Tex to secure payment on the Note. In October 1988, Parallel entered into an agreement with Wes-Tex to restructure the trade indebtedness evidenced by the Note and secured by the Deed of Trust. Under the terms of the restructuring, Parallel entered into a Stock Purchase Agreement ("Stock Purchase Agreement") dated October 10, 1988 with Wes-Tex pursuant to which Parallel issued and sold to Wes-Tex an aggregate of 65,248 shares of Non-voting Convertible Preferred Stock, $.10 par value ("Preferred Stock"), at a price of $3.50 per share. The Preferred Stock has a liquidation preference of $3.50 per share and is convertible into Common Stock at an initial conversion rate of ten shares of Common Stock for each one share of Preferred Stock, subject to adjustment for any stock split, reverse stock split, stock dividend or similar event. The consideration paid for the Preferred Stock was the cancellation of the Note which had an outstanding balance of $228,368.82 and the release by Wes-Tex of the Deed of Trust which secured said Note.

     A copy of the Certificate of Designations, Preferences and Rights of the Preferred Stock is filed as Exhibit B hereto and made a part hereof for all purposes.

Item 4.  Purpose of Transaction

     The purpose of the transaction to which this Statement relates is to report the conversion of the Parallel Preferred Stock purchased by Wes-Tex pursuant to the October 10, 1988 Stock Purchase Agreement into an aggregate of 652,480 shares of Parallel Common Stock.

     Although the number of shares of Common Stock beneficially owned by Wes-Tex does not constitute a majority of the outstanding shares of Common Stock, Wes-Tex may nonetheless beneficially own sufficient shares of Common Stock to exercise control over Parallel.

     It is possible that at a future date Wes-Tex might acquire additional shares of Common Stock, through open market or privately negotiated transactions. Any such future decision will be made by Wes-Tex in light of the then current financial conditions and prospects of Parallel, the market price of the Stock, the financial condition of Wes-Tex and other relevant factors.

Item 5.  Interest in Securities of the Issuer

     (a) After giving effect to the conversion of the Preferred Stock, Wes-Tex is the record owner of 872,488 shares of Common Stock, which represents 7.89% of Parallel's issued and outstanding Common Stock. This percentage does not reflect a change in the percent of record and beneficial ownership of Common Stock by Wes-Tex existing before the conversion.

     (b)  Wes-Tex retains both voting and investment power.

     (c) To the best of Wes-Tex's knowledge, no executive officer or director of Wes-Tex and no associate of Wes-Tex owns or has a right to acquire, directly or indirectly, any shares of Common Stock. Other than as stated above, no transactions in the Common Stock were effected during the past 60 days by Wes-Tex or, to the best of Wes-Tex's knowledge, by any executive officer, director or affiliated person of Wes-Tex, or by any subsidiary of Wes-Tex or by any executive officer, director or affiliated person of any such subsidiary.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

  Not applicable

Item 7.  Material to be filed as Exhibits

Exhibit A   Name, residence address and present principal occupation and address of employment of each executive officer, Director and controlling person of investor.

Exhibit B   Certificate of Designations, Preferences and Rights of the
            Preferred Stock.

Exhibit C   Stock Purchase Agreement.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                WES-TEX DRILLING COMPANY


                                By:  /s/ Charles Ezzell
                                     Charles Ezzell
                                     President

                              EXHIBIT A

Name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of
Investor:


Name, Residence                        Present Position                  Present Principal Occupation
  Address             Citizenship        With Investor                    and Address of Employment
---------------       -----------      ----------------                 ------------------------------

Myrle Greathouse       U.S.A.          Chairman of the Board            Chairman of the Board of Directors,
#5 Glen Abbey Court                     of Directors, Sole               Sole Stockholder
Abilene, TX 79606                       Stockholder                     519 First Natl. Bank Bldg. West
                                                                        Abilene, Tx  79601

Charles Ezzell         U.S.A.          President and Director           President and Director
1633 Hillview                                                           519 First Natl. Bank Bldg. West
Abilene, TX 79601                                                       Abilene, Tx  79601

Danny Mullen           U.S.A.          Executive Vice President         Executive Vice President and
1725 Woodridge                          and Director                     Director
Abilene, TX 79605                                                       519 First Natl. Bank Bldg. West
                                                                        Abilene, Tx  79601

Randy Thompson         U.S.A.          Vice President of Drilling       Vice President of Drilling Operations
105 Lawrence Circle                     Operations and                   and Director
Abilene, TX 79605                       Director                        519 First Natl. Bank Bldg. West
                                                                        Abilene, Tx  79601

Marcella Greathouse    U.S.A.          Treasurer and Director           Treasurer and Director
#5 Glen Abbey Court                                                     519 First Natl. Bank Bldg. West
Abilene, TX 79606                                                       Abilene, Tx  79601

Helen R. Little        U.S.A.          Secretary and Director           Secretary and Director
4633 Sage Circle                                                        519 First Natl. Bank Bldg. West
Abilene, TX 79606                                                       Abilene, Tx  79601


                                   Exhibit B

                        PARALLEL PETROLEUM CORPORATION
               CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
                   OF PREFERRED STOCK   NON-VOTING CONVERTIBLE
                                PREFERRED STOCK

                     Pursuant to Section 151 of the Delaware
                             General Corporation Law

  The undersigned, President and Secretary, respectively, of Parallel Petroleum Corporation, a Delaware corporation (the "Company"), certify that pursuant to authority granted to and vested in the Board of Directors of the Company by the provisions of the Certificate of Incorporation of the Company, the Board of Directors has duly adopted the following resolutions creating a series of Preferred Stock of the Company designated as the Non-Voting Convertible Preferred Stock :

  RESOLVED, by the Board of Directors of Parallel Petroleum Corporation, a Delaware corporation (the "Company"), that pursuant to authority expressly granted to and vested in the Board of Directors by the provisions of the Certificate of Incorporation of the Company, the Board of Directors hereby creates a series of the class of authorized Preferred Stock, $.10 par value ("Preferred Stock"), of the Company, and authorizes the issuance thereof, and hereby fixes the designations and amount thereof, and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designations, preferences and relative, participating and other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation of the Company, which are applicable to the Preferred Stock) as follows:

  1.1 Designation and Amount. The shares of such series shall be designated "Non-Voting Convertible Preferred Stock" (such series being hereinafter sometimes called "this Series"), and the number of shares constituting such Series shall initially be 65,248. The number of authorized shares of this Series may be reduced by further resolution duly adopted by the Board of Directors of the Company and by the filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware stating that such reduction has been so authorized, but the number of authorized shares of this Series shall not be increased. Shares in this Series have a par value of $.10 per share.

  1.2 Dividends. The holders of shares of this Series shall not be entitled to receive dividends.

  1.3 Conversion. The holders of shares of this Series shall have the right, at their option, to convert all or any part of such shares of this Series into shares of Common Stock of the Company at any time on and subject to the following terms and conditions:

          (a) The shares of this Series shall be convertible at the office of any transfer agent for such stock, and at such other place or places, if any, as the Board of Directors of the Company may designate, into fully paid and nonassessable shares (calculated as to each conversion to the nearest 1/100th of a share) of Common Stock of the Company. The number of shares of Common Stock issuable upon conversion of each share of this Series shall be equal to $3.50 divided by the conversion price in effect at the time of conversion, determined as hereinafter provided. The price at which shares of Common
Stock shall be delivered upon conversion (herein called the "conversion price") shall be initially $.35 per share of Common Stock. The conversion price shall be subject to adjustment from time to time in certain instances as hereinafter provided. If the Company calls for the redemption of any shares of this Series, such right of conversion shall cease and terminate, as to the shares designated for redemption, at the close of business on the redemption date, unless the Company defaults in the payment of the redemption price. No fractional shares of Common Stock will be issued. A cash payment will be paid in lieu of any fractional share in an amount equal to the same fraction of the last sale price of the Common Stock (determined as provided in Section 1.3(c)(iv)) at the close of business on the business day which next precedes the day of conversion.

          (b) Before any holder of shares of this Series shall be entitled to convert the same into Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed or assigned to the Company or in blank, at the office of any transfer agent for such stock or at such other place or places, if any, as the Board of Directors of the Company may have designated, and shall give written notice to the Company at said office or place that he elects to convert the same and shall state in writing therein the name or names (with addresses) in which he wishes the certificate or certificates for Common Stock to be issued. No payment or adjustment shall be made upon any conversion on account of any dividends on the Common Stock issued upon conversion. The Company will, as soon as practicable thereafter, issue and deliver at said office or place to such holder of shares of this Series, or to his nominee or nominees, certificates for the number of full shares of

Common Stock to which he shall be entitled as aforesaid, together with cash in lieu of any fraction of a share. Shares of this Series shall be deemed to have been converted as of the close of business on the date of surrender of such shares for conversion as provided above, and the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock as of the close of business on such date.

     (c) The conversion price in effect at any time shall be subject to adjustment as follows:

               (i)  In case the Company shall (A) declare a
          dividend or make a distribution payable in Common Stock on any class of capital stock of the Company, unless the payment thereof would increase the number of shares of Common Stock outstanding by less than one percent (1%),
          (B) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (C) combine its outstanding shares of Common Stock into a smaller number of shares, the conversion price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately reduced in the case of any increase in the number of shares of Common Stock outstanding and increased in the case of any reduction in the number of shares of Common Stock outstanding so that the holder of any share of this Series surrendered for conversion after such time shall be entitled to receive the kind and amount of shares which he would have owned or have been entitled to receive had such share of this Series been converted into Common Stock immediately prior to such time and had such Common Stock received such dividend or other distribution or participated in such subdivision, combination or reclassification. Such adjustment shall be effective as of the record date for such dividend or distribution or the effective date of such combination, subdivision or reclassification and shall be made successively whenever any event listed above shall occur.

               (ii) In case the Company shall issue rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price (as defined in paragraph (iv) below) of the Common Stock, on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the conversion price at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying the conversion price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at such Current
          Market Price of the Common Stock and the denominator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common
          Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For purposes of determining under this paragraph the number of shares of Common Stock outstanding at any time, there shall be excluded all shares of Common Stock held in the treasury of the Company. If any or all such rights or warrants are not so issued or expire or terminate before being exercised, the conversion price then in effect shall be appropriately readjusted.

               (iii) In case the Company shall distribute to all holders of its Common Stock evidences of its indebtedness or assets (including securities, but excluding cash dividends or a distribution referred to in paragraph (i) above or paid out of earned surplus) or subscription rights or warrants (excluding those referred to in paragraph (ii) above), the conversion price shall be adjusted so that it shall equal the price determined by multiplying the conversion price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction of which the numerator shall be the Current Market Price per share of the Common Stock on the date fixed for such determination less the then fair market value (as determined by the Board of Directors of the Company, in good faith and in the exercise of its reasonable business judgment and described in a Board Resolution filed with any transfer agent for this Series) of the portion of the assets or evidences of indebtedness so distributed applicable to one share of Common Stock and the denominator shall be such Current
          Market Price per share of the Common Stock. Such adjustment shall become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution.

               (iv) For the purpose of any computation under paragraphs (ii) and (iii) above, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of Common
          Stock for 15 consecutive business days selected by the Company commencing no more than 45 business days before such date. The closing price for each day shall be the last reported sales price regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way, in either case on the American Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common
          Stock is listed or admitted to trading, or if it is not listed or admitted to trading on any national securities exchange or no such quotations are available, the average of the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose or if no such quotations are available, the fair market value as determined in good faith in the exercise of their reasonable business judgment by the Board of Directors of the Company.

               (v)  All calculations under this section
          1.3(c) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

               (vi) No adjustment in the conversion price shall be required unless such adjustment would require a change of at least 1% in such price; provided, however, that any adjustments which by reason of this paragraph (vi) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     (d)  Whenever the conversion price is adjusted as herein provided:

               (i) the Company shall promptly file with any of the transfer agents for this Series a certificate of the Treasurer of the Company setting forth the adjusted conversion price and showing in reasonable detail the facts upon which such adjustment is based, including a statement of the consideration received or to be received by the Company for any shares of Common Stock issued or deemed to have been issued; and

               (ii) a notice stating that the conversion price has been adjusted and setting forth the adjusted conversion price shall forthwith be required, and as soon as practicable after it is required, such notice shall be mailed by the Company to the holders of record of this Series.

     (e)

               (i) In case of any consolidation or merger of the Company with or into any other corporation (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common
          Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, or the reclassification of the Common Stock into another form of capital stock of the Company, whether in whole or in part, the holder of each share of this Series shall have the right to receive securities, cash or property, or any combination thereof, having a value equal to the greater of (A) $3.50 per share, plus an amount equal to all dividends accumulated and unpaid on each such share at the time of such consolidation, merger, sale or transfer or reclassification or
          (B) the value of the shares of stock and other securities, cash and property (including, if applicable, Common Stock) which such holder would have been entitled to receive upon such consolidation, merger, sale or transfer or reclassification if he had held the Common Stock issuable upon the conversion of such share of this Series immediately prior to such consolidation, merger, sale or transfer, or reclassification.

               (ii) In the event that at any time, as a result of paragraph (i) above, the holder of any share of this Series shall become entitled to receive any shares of stock and other securities and property (including, if applicable, Common Stock), thereafter the amount of such shares of stock and other securities so receivable upon conversion of any share of this Series shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in paragraphs (i) to (vi), inclusive, of section 1.3 (c) above, and for the provisions of section 1.3(c) with respect to the Common Stock shall apply on like terms to any such shares of stock and other securities and property (including, if applicable, Common Stock).

     (f)  In case:

               (i) the Company shall authorize the distribution to all holders of its Common Stock of evidences of its indebtedness of assets (other than cash dividends or other cash distributions paid out of earned surplus); or

               (ii) the Company shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any other rights; or

               (iii) of any reclassification of the capital stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock), or of any consolidation or merger to which the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company; or

               (iv) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in each case, the Company shall cause to be filed with any of the transfer agents for this Series, and shall cause to be mailed, first class postage prepaid, to the holders of record of the outstanding shares of this Series, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock or record to be entitled to such dividend, distribution, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected tha holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

          (g) The Company shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the shares of this Series, the full number of shares of Common Stock then issuable upon the conversion of all outstanding shares of this Series. For the purpose of this section 1.3(g), the full number of shares of Common
     Stock issuable upon the conversion of all outstanding shares of this Series shall be computed as if at the time of computation of such number of shares of Common Stock all outstanding shares of this Series were held by a single holder. The Company shall from time to time, in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of all shares of this Series at the time outstanding. If any shares of Common Stock required to be reserved for issuance upon conversions of shares of this Series hereunder require registration with or approval of any governmental authority under any Federal or State law before such shares may be issued upon such conversion, the Company will in good faith and as expeditiously as possible endeavor to cause such shares to be so registered or approved.

          (h) The Company will pay any and all taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of shares of this Series pursuant hereto. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or transfer and delivery of shares of Common Stock in a name other than that in which the shares of this Series so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax or has established to the satisfaction of the Company that such tax has been paid.

          (i) Whenever reference is made in this section 1.3 to the issue or sale of shares of Common Stock, the term "Common Stock" shall include only shares of the class designated as Common Stock, $.01 par value, of the Company at the date hereof or shares of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and which are not subject to redemption by the Company, provided that if at any time there shall be more than one such resulting class, the shares of each such class then so deliverable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

     1.4 Liquidation Rights. In the event of any liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Company, the holders of this Series shall be entitled to receive an amount in cash for each share of this Series equal to $3.50 per share before any distribution shall be made to the holders of the Common Stock and of any other capital stock of the Company ranking junior to this Series upon the liquidation, dissolution or winding up of the Company. If upon any liquidation, dissolution or winding up of the Company, the assets distributable among the holders of this Series shall be insufficient to permit the payment in full to the holders of all the then outstanding shares of this Series and all holders of preferred stock ranking on a parity with this Series with respect to the payment upon liquidation, dissolution and winding up of the Company of all preferential amounts payable to all such holders, then the entire assets of the Company thus distributable shall be distributed ratably among the holders of this Series and all such other holders of preferred stock in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full. Subject to the provisions of section 1.3(e)(i), a consolidation or merger of the Company with or into one or more corporations or the sale or transfer of all or substantially all of the assets of the Company shall not be deemed to be a liquidation, dissolution or winding up of the Company.

     1.5 Optional Cash Redemption. The shares of this Series are redeemable for cash, in whole at any time or from time to time in part at the option of the Company, at a redemption price of $3.50 per share.

     Notice of redemption pursuant to this section 1.5 will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of this Series to be redeemed at the address shown on the stock books of the Company (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for such redemption except as to the holder to whom the Company has failed to mail such notice or except as to the holder whose notice was defective).

     If less than all the outstanding shares of this Series not previously called for redemption are to be redeemed pursuant to this section 1.5, shares to be redeemed shall be selected by the Company from outstanding shares not previously called for redemption by lot or pro rata (as nearly as may be) as determined by the Board of Directors of the Company. Shares of this Series redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock, without designation as to series, and may thereafter be issued, but not as shares of this Series.

     1.6 Voting Rights. The holders of shares of this Series shall have no right to vote for any purpose, except as specifically required by the laws of the State of Delaware and except as follows:

     (a) So long as any shares of this Series remain outstanding, the affirmative vote or consent of the holders of at least 66-2/3% of the then outstanding shares of this Series, in person or by proxy, either in writing or at a meeting called for that purpose (voting as a class with the holders of all other series of preferred stock ranking on a parity with this Series either as to dividends or distributions or upon liquidation, dissolution or winding up of the Company and upon which like voting rights have been conferred and are then exercisable), shall be necessary to permit, effect or validate the repeal, amendment or other change of any provision of the Certificate of Incorporation of the Company in any manner which materially and adversely affects the rights, preferences, or privileges of this Series or the holders thereof; provided, however, that any increase in the amount of authorized preferred stock or the creation and issuance of other series of preferred stock, whether ranking on a parity with or junior or prior to this Series with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up shall not be deemed to materially and adversely affect such rights, preferences or privileges.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of this Series shall have been redeemed or sufficient funds shall have been deposited in trust to effect such redemption.

     1.7 Parity. The shares of this Series shall be on a parity with the Company's $.30 Cumulative Convertible Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up of the Company.

     IN WITNESS WHEREOF, this Certificate has been executed and attested by the undersigned on October 10, 1988 and shall be effective on the date filed with the Secretary of State of Delaware.

                                   PARALLEL PETROLEUM CORPORATION


                                   By /s/ Thomas R. Cambridge
                                          Thomas R. Cambridge
                                          President

ATTEST:


/s/ Larry C. Oldham
Larry C. Oldham, Secretary

                             Exhibit C

                      STOCK PURCHASE AGREEMENT

     Stock Purchase Agreement ("Agreement") by and between PARALLEL PETROLEUM CORPORATION ("Parallel"), a Delaware corporation, and WES-TEX DRILLING COMPANY ("Wes-Tex"), a Texas corporation.

                              RECITALS:

     Wes-Tex currently is the holder of that certain Deed of Trust Note (the "Note") dated December 31, 1987 in the principal sum of $249,376.83, executed by Parallel and payable to Wes-Tex, secured by a Deed of Trust (the "Deed of Trust") of even date therewith from Parallel to Charles W. Ezzell, Trustee for the benefit of Wes-Tex.

     Parallel desires to issue its Non-Voting Convertible Preferred Stock (the "Preferred Stock"), as more fully described in the Certificate of Designations, Preferences and Rights of Preferred Stock - Non-Voting Convertible Preferred Stock (the "Certificate of Designations"), a copy of which is attached as Exhibit "A" hereto, to Wes-Tex in exchange for cancellation of the Note which has a current unpaid principal balance of $228,368.82 and release of the Deed of Trust.

     NOW, THEREFORE, in consideration of the recitals and of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:


                              ARTICLE I

     1.1. Agreement to Sell and Purchase. Parallel agrees to issue and sell to West-Tex, and Wes-Tex agrees to purchase from Parallel, 65,248 shares of the Preferred Stock pursuant to the terms and conditions hereof and of the Certificate of Designations.

     1.2. Purchase Price. The purchase price to be paid by Wes-Tex is $3.50 per share, payable at closing by releasing the Deed of Trust and transferring and assigning the Note of Parallel in exchange for the Preferred Stock.


                              ARTICLE II

     2.1. Closing. The Closing will be held on October 18, 1988 at 10:00 a.m. at the offices of Lynch, Chappell, Allday & Alsup, 300 North Marienfeld,
Suite 700, Midland, Texas 79701, or at such later date as may be agreed upon by the parties. At the Closing, the following will occur:

          (a) Wes-Tex shall deliver to Parallel a Release of the Deed of Trust in substantially the form attached hereto as Exhibit "B;"

          (b)  Wes-Tex shall transfer and assign the Note to Parallel;

          (c) Parallel shall file or cause to be filed the Certificate of Designations with the Secretary of State of the State of Delaware; and

          (d) Parallel shall deliver a single certificate for 65,248 shares of the Preferred Stock to Wes-Tex.


                             ARTICLE III

     3.1 Representations and Warranties of Parallel. Parallel represents and warrants to Wes-Tex as follows:

          (a) Organization. Parallel is duly organized, validly existing and is in good standing under the laws of the State of Delaware, has all requisite power and authority and all necessary licenses and permits to own and operate its properties and to carry on its business as it is now being conducted, and is duly licensed or qualified and is in good standing as a foreign corporation in each jurisdiction wherein the nature of the business transacted by it or the nature of the property owned or leased by it makes such licensing or qualification necessary.

          (b) Pending Litigation. Except for a controversy between Parallel and Mesa Limited Partnership involving the custody and use of certain seismic data, there is no action, litigation, arbitration, investigation or other proceeding, at law or in equity, pending or threatened, to the knowledge of Parallel, against Parallel with respect to its business, properties or personnel or the transactions contemplated by this Agreement.

          (c) Sale is Legal and Authorized. The issuance and sale of the Preferred Stock and compliance by Parallel with all of the provisions of this Agreement:

               (1) are within the corporate powers of Parallel and have been duly authorized by proper corporate action on the part of Parallel; and

               (2) will not violate any provision of any law or any order of any court or governmental authority or agency and will not conflict with or result in any breach of any of the terms, conditions or provision of, or constitute a default under the Articles of Incorporation or Bylaws of Parallel or any indenture or other agreement or instrument to which Parallel is a party or by which it may be bound or result in the imposition of any liens or encumbrances on any property of Parallel.

          (d) Survival of Representations and Warranties. The representations and warranties made by Parallel herein shall survive the Closing.


                            ARTICLE IV

     4.1 Representations and Warranties of Wes-Tex. Wes-Tex represents and warrants to Parallel as follows:

          (a) Organization. Wes-Tex is duly organized, validly existing and is in good standing under the laws of the State of Texas, has all requisite power and authority and all necessary licenses and permits to carry on its business as it is now being conducted, and is duly licensed or qualified and is in good standing as a foreign corporation in each jurisdiction wherein the nature of the business transacted by it or the nature of the property owned or leased by it makes such licensing or qualification necessary.

          (b) Pending Litigation. There is no action, litigation, arbitration, investigation or other proceeding, at law or in equity, pending or threatened, to the knowledge of Wes-Tex, against Wes-Tex with respect to its business, properties or personnel or the transactions contemplated by this Agreement.

          (c) Purchase is Legal and Authorized. The purchase of the Preferred Stock and compliance by Wes-Tex with all of the provisions of this Agreement are within the corporate powers of Wes-Tex and have been duly authorized by proper corporate action on the part of Wes-Tex.

          (d) Investment. Wes-Tex is acquiring the Preferred Stock for its own account for investment and not with a view to the distribution or resale thereof.

          (e) Information. Wes-Tex acknowledges that it has received the following documents prior to the consummation of the transactions contemplated hereby:

               (i)   Parallel Form 10-K for the fiscal year ended
             December 31, 1987;

               (ii)  Parallel Proxy Statement dated May 17, 1988;

               (iii) Parallel 1988 Annual Report to stockholders; and

               (iv)  Parallel Form 10-Q for the quarter ended June 30,
          1988.

          (f) Restrictions. Wes-Tex understands and agrees that the following restrictions and limitations are applicable to its purchase and resales, pledges, hypothecations or other transfers of the Preferred Stock:

               (i) Wes-Tex agrees that the Preferred Stock shall not be sold, pledged, hypothecated or transferred unless registered under the Act and applicable state securities laws or an exemption from registration is available.

               (ii) A legend will be placed on the certificate(s) evidencing the Preferred Stock in substantially the following form:

               THE SECURITIES REPRESENTED BY THIS
               CERTIFICATE HAVE BEEN ACQUIRED FOR
               INVESTMENT AND HAVE NOT BEEN
               REGISTERED UNDER THE SECURITIES ACT OF
               1933, AS AMENDED.  WITHOUT SUCH
               REGISTRATION, SUCH SECURITIES MAY NOT
               BE SOLD, PLEDGED, HYPOTHECATED OR
               OTHERWISE TRANSFERRED AT ANY TIME
               WHATSOEVER, EXCEPT UPON DELIVERY TO

               THE COMPANY OF AN OPINION OF COUNSEL
               SATISFACTORY TO THE COMPANY THAT
               SUCH REGISTRATION IS NOT REQUIRED FOR
               SUCH TRANSFER UNDER ANY APPLICABLE
               FEDERAL OR STATE SECURITIES LAWS OR
               ANY RULE OR REGULATION PROMULGATED
               THEREUNDER.

               (iii) Stop transfer instructions have been or will be placed with respect to the Preferred Stock so as to restrict the resale, pledge, hypothecation or other transfer thereof.

               (iv) The legend and stop transfer instructions described in subparagraphs (ii) and (iii) above will be placed with respect to any new certificate(s) or other documents(s) issued upon presentment by the undersigned of certificate(s) or other document(s) for transfer.

          (g) Additional Information. The undersigned has had the opportunity to ask questions of and receive answers from Parallel concerning the terms and conditions of the transactions contemplated by this Agreement and has had the opportunity to obtain and request any additional information concerning Parallel and the transactions contemplated by this Agreement.

          (h) Survival of Representations and Warranties. The representations and warranties made by Wes-Tex herein shall survive the Closing.


                            ARTICLE V

     5.1  General Provisions.

     (a) Integration. This Agreement, the attached exhibits, and the documents furnished pursuant to this Agreement constitute the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersede all prior agreements, arrangements and understandings. Except as set forth herein or in any of the attached exhibits, neither party is making any representation or warranty to the other party. This Agreement may be amended or modified only by written document signed by the parties hereto.

     (b) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same instrument.

     (c) Waiver. Any of the terms and conditions of this Agreement may be waived at any time and from time to time only in writing by the party entitled to the benefit thereof without affecting any other terms and conditions of this Agreement. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

     (d) Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

     (e) Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective parties, their successors and legal representatives. Except as otherwise expressly provided herein, nothing expressed or implied herein is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties, any right or remedy hereunder or by reason hereof.

     (f) Governing Law. This Agreement shall be governed by and construed in accordance with Texas law.

     (g) Severability. Should any part of this Agreement for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any such part, parts, or portion which may, for any reason, be hereafter declared invalid.

     (h) Notices. Any notice required or permitted to be delivered hereunder, unless otherwise provided herein, shall be deemed to be delivered, whether actually received or not, when deposited in the United States mail, postage prepaid, certified mail, return receipt requested, addressed to Parallel or Wes-Tex, at the addresses indicated below:

               If to Parallel:     P.O. Drawer 10587
                                   One Marienfeld Place
                                   Suite 345
                                   Midland, Texas 79701

               If to Wes-Tex:      P.O. Box 3739
                                   Abilene, Texas 79604

     IN WITNESS WHEREOF, the parties have executed this Agreement October 10th, 1988 to be effective as of September 30, 1988.


                                   PARALLEL PETROLEUM CORPORATION



                                   By /s/ Larry C. Oldham
                                      Larry C. Oldham, Executive Vice President



                                   WES-TEX DRILLING COMPANY


                                   By /s/ Charles Ezzell
                                      Name   Charles Ezzell
                                      Title  Exec. Vice President

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                    Under the Securities Exchange Act of 1934
                                   (Amendment No. 2)*

                        Parallel Petroleum Corporation
                        ------------------------------
                               (Name of Issuer)


                         Common Stock $.01 Par Value
                        ------------------------------
                        (Title of Class of Securities)

                                   699157103
                        ------------------------------
                                (CUSIP Number)
                           Wes-Tex Drilling Company
                      519 First National Bank Bldg. West
                             Abilene, Texas 79601
                                (915) 677-9121
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                      August 27, 1992 and August 28, 1992
                    ---------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box___.

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filled with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)

CUSIP No. 699157103                   13D



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wes-Tex Drilling Company


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) ____
                                      (b) ____


3.  SEC USE ONLY


4.  SOURCE OF FUNDS
     SC, 00


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                          ____


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas



     NUMBER OF
      SHARES          7.  SOLE VOTING POWER:
    BENEFICIALLY            821,488
     OWNED BY         8.  SHARED VOTING POWER
       EACH
     REPORTING        9.  SOLE DISPOSITIVE POWER:
      PERSON                821,488
       WITH          10.  SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     821,488

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       ____

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.98

14. TYPE OF REPORTING PERSON


               SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security  and  Issuer

     The class of securities to which this Amendment No. 2 to Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 345, Midland, Texas 79701.

Item 2.  Identity  and  Background

     This Statement is being filed by Wes-Tex Drilling Company, a Texas corporation ("Wes-Tex"), whose address is 519 First National Bank Building West, Abilene, Texas 79601.

     Wes-Tex is primarily engaged in the business of providing contract drilling services to major and independent oil and gas companies. Wes-Tex is secondarily engaged in the exploration for, development and production of oil and natural gas.

     The principal executive offices of Wes-Tex are located in Abilene, Texas and Wes-Tex operates mainly in the Permian Basin area of the Southwestern United States. Wes-Tex has been in business for approximately 36 years.

     The name, residence address and principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     Neither Wes-Tex nor, to its knowledge, any executive officer, director or controlling person of Wes-Tex has, during the past 5 years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     Neither Wes-Tex nor, to its knowledge, any executive officer, director or controlling person of Wes-Tex has, during the past 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     In 1986, Parallel sold and Wes-Tex purchased 18,334 shares of $.30 Cumulative Convertible Preferred Stock ("Cumulative Preferred Stock") at a price of $3.00 per share. The Cumulative Preferred Stock was convertible into Common Stock at a conversion rate of twelve shares of Common Stock for each one share of Cumulative Preferred Stock. The $55,000 consideration paid for the Cumulative Preferred Stock was financed from Wes-Tex's cash on hand. On September 22, 1988, Wes-Tex converted the Cumulative Preferred Stock into 220,008 shares of Common Stock.

     In 1987, Parallel executed a promissory note (the"Note") in the principal sum of $249,376.83 payable to Wes-Tex and a Deed of Trust (the "Deed of Trust") covering various oil and gas properties for the benefit of Wes-Tex to secure payment on the Note. In October, 1988, Parallel entered into an agreement with Wes-Tex to restructure the trade indebtedness evidenced by the Note and secured by the Deed of Trust. Under the terms of the restructuring, Parallel entered into a Stock Purchase Agreement ("Stock Purchase Agreement") dated October 10, 1988 with Wes-Tex pursuant to which Parallel issued and sold to Wes-Tex an aggregate of 65,248 shares of Non-voting Convertible Preferred Stock, $.10 par value ("Preferred Stock"), at a price of $3.50 per share.
 The Preferred Stock has a liquidation preference of $3.50 per share and is convertible into Common Stock at an initial conversion rate of ten shares of Common Stock for each one share of Preferred Stock, subject to adjustment for any stock split, reverse stock split, stock dividend or similar event.
The consideration paid for the Preferred Stock was the cancellation of the Note which had an outstanding balance of $228,368.82 and the release by Wes-Tex of the Deed of Trust which secured the Note. As reported in Amendment No. 1 to Schedule 13D previously filed by Wes-Tex, such shares of Parallel Preferred Stock were converted by Wes-Tex into an aggregate of 652,480 shares of Parallel Common Stock on October 26, 1990.

Item 4.  Purpose of Transaction

     This Statement is being filed to report the following sales of Common Stock by Wes-Tex:



                     Number of          Price per           Type of
Date of Sale        Shares Sold           Share           Transaction
------------        ----------          ---------         -----------

August 27, 1992       35,000            $1.00             Open market sale.


August 28, 1992       16,000            $1.00            Open market sale.


     After giving effect to the sales of Common Stock as set forth above, Wes-Tex owns a total of 821,488 shares of Common Stock. Although the number of shares of Common Stock beneficially owned by Wes-Tex does not constitute a majority of the outstanding shares of Common Stock, Wes-Tex may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     Wes-Tex may in the future acquire or dispose of additional shares of Common Stock, either through open market or privately negotiated transactions. Any such future decision will be made by Wes-Tex in light of the then current financial condition and prospects of Parallel, the market price of he Common Stock, the financial condition of Wes-Tex and other relevant factors.
Wes-Tex has no other plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

          (b)  A sale or transfer of a material amount of Parallel's assets;

          (c) Any change in the present board of directors or management of Parallel, including any plans or proposals to change the number or term of Parallel's directors;

          (d) Any material change in Parallel's present capitalization or dividend policy;

          (e) Any other material change in Parallel's business or corporate structure;

          (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

          (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of Parallel's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) Parallel presently has issued and outstanding a total of 11,772,388 shares of Common Stock. After giving effect to the sales of the Common Stock, Wes-Tex is the record owner of 821,488 shares of Common Stock, which represents approximately 6.98% of Parallel's issued and outstanding Common Stock.

     (b)  Wes-Tex retains both voting and investment power.

     (c) To the best of Wes-Tex's knowledge, no executive officer or director of Wes-Tex and no associate of Wes-Tex owns or has a right to acquire, directly or indirectly, any shares of Common Stock. Other than as stated above, no transactions in the Common Stock were effected during the past 60 days by Wes-Tex or, to the best of Wes-Tex's knowledge, by any executive officer, director or affiliated person of Wes-Tex, or by any subsidiary of Wes-Tex or by any executive officer, director or affiliated person of any such subsidiary.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable

Item 7.  Material to be Filed as Exhibits

Exhibit A   Name, residence address and present principal occupation and address of employment of each executive officer, Director and controlling person of investor.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   WES-TEX DRILLING COMPANY


                                   By:  /s/ Charles Ezzell
                                        Charles Ezzell, President

                            EXHIBIT A

Name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of
Investor:


Name and Residence                  Present Position          Present Principal Occupation and
  Address             Citizenship    with Investor                 Address or Employment
-------------------   -----------   ----------------          ---------------------------------

Myrle Greathouse      U.S.A.        Chairman of the Board     Chairman of the Board of Directors
#5 Glen Abbey Court                  of Directors, Sole         Sole Stockholder
Abilene, Texas 79606                 Stockholder              519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Charles Ezzell        U.S.A.        President and Director    President and Director
1633 Hillview                                                 519 First Natl. Bank Bldg. West
Abilene, Texas 79601                                          Abilene, Texas  79601

Danny Mullen          U.S.A.        Executive Vice President  Executive Vice President and Director
1725 Woodridge                      and Director              519 First Natl. Bank Bldg. West
Abilene, Texas 79605                                          Abilene, Texas  79601

Randy Thompson        U.S.A.        Vice President of         Vice President of Drilling Operations
105 Lawrence Circle                 Drilling Operations and    and Director
Abilene, Texas 79605                Director                  519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Marcella Greathouse   U.S.A.        Treasurer and Director    Treasurer and Director
#5 Glen Abbey Court                                           519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

Helen R. Little       U.S.A.        Secretary                 Secretary
4633 Sage Circle                                              519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

James P. Wilson       U.S.A.        Director                  President of Dunigan Enterprises, Inc.
642B Bacacita Farms Rd.                                       4648 S. Treadaway
Abilene, Texas 79602                                          Abilene, Texas  79602

Carl S. Cook, Jr.     U.S.A.        Director                  Investments
1950 River Oaks Circle                                        1950 River Oaks Circle
Abilene, Texas 79605                                          Abilene, Texas  79605


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                        Parallel Petroleum Corporation
                        ------------------------------
                               (Name of Issuer)


                          Common Stock $.01 Par Value
                        ------------------------------
                         (Title of Class of Securities)

                                   699157103
                   ----------------------------------------
                                (CUSIP Number)
                            Wes-Tex Drilling Company
                       519 First National Bank Bldg. West
                             Abilene, Texas 79601
                               (915) 677-9121
                   ----------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                             September 21, 1992
                   ----------------------------------------
                      (Date of Event which Requires Filing
                                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)

CUSIP No. 699157103                   13D



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wes-Tex Drilling Company

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                         (a)____
                                         (b)____

3.  SEC USE ONLY



4.  SOURCE OF FUNDS
     SC, 00


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:


     NUMBER OF
      SHARES          7.  SOLE VOTING POWER
    BENEFICIALLY           772,488
     OWNED BY         8.  SHARED VOTING POWER
       EACH
     REPORTING        9.  SOLE DISPOSITIVE POWER:
      PERSON               772,488
       WITH          10.  SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     772,488

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                       ____
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.56%

14. TYPE OF REPORTING PERSON


               SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security  and  Issuer

     The class of securities to which this Amendment No. 3 to Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 345, Midland, Texas 79701.

Item 2.  Identity  and  Background

     This Statement is being filed by Wes-Tex Drilling Company, a Texas corporation ("Wes-Tex"), whose address is 519 First National Bank Building West, Abilene, Texas 79601.

     Wes-Tex is primarily engaged in the business of providing contract drilling services to major and independent oil and gas companies. Wes-Tex is secondarily engaged in the exploration for, development and production of oil and natural gas.

     The principal executive offices of Wes-Tex are located in Abilene, Texas and Wes-Tex operates mainly in the Permian Basin area of the Southwestern United States. Wes-Tex has been in business for approximately 36 years.

     The name, residence address and principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     Neither Wes-Tex nor, to its knowledge, any executive officer, director or controlling person of Wes-Tex has, during the past 5 years, been convicted in any criminal proceedings, excluding traffic violations or similar misdemeanors.

     Neither Wes-Tex nor, to its knowledge, any executive officer, director or controlling person of Wes-Tex has, during the past 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     In 1986, Parallel sold and Wes-Tex purchased 18,334 shares of $.30 Cumulative Convertible Preferred Stock ("Cumulative Preferred Stock") at a price of $3.00 per share. The Cumulative Preferred Stock was convertible into Common Stock at a conversion rate of twelve shares of Common Stock for each one share of Cumulative Preferred Stock. The $55,000 consideration paid for the Cumulative Preferred Stock was financed from Wes-Tex's cash on hand. On September 22, 1988, Wes-Tex converted the Cumulative Preferred Stock into 220,008 shares of Common Stock.

     In 1987, Parallel executed a promissory note (the"Note") in the principal sum of $249,376.83 payable to Wes-Tex and a Deed of Trust (the "Deed of Trust") covering various oil and gas properties for the benefit of Wes-Tex to secure payment on the Note. In October, 1988, Parallel entered into an agreement with Wes-Tex to restructure the trade indebtedness evidenced by the Note and secured by the Deed of Trust. Under the terms of the restructuring, Parallel entered into a Stock Purchase Agreement ("Stock Purchase Agreement") dated October 10, 1988 with Wes-Tex pursuant to which Parallel issued and sold to Wes-Tex an aggregate of 65,248 shares of Non-voting Convertible Preferred Stock, $.10 par value ("Preferred Stock"), at a price of $3.50 per share.
The Preferred Stock has a liquidation preference of $3.50 per share and is convertible into Common Stock at an initial conversion rate of ten shares of Common Stock for each one share of Preferred Stock, subject to adjustment for any stock split, reverse stock split, stock dividend or similar event. The consideration paid for the Preferred Stock was the cancellation of the Note which had an outstanding balance of $228,368.82 and the release by Wes-Tex of the Deed of Trust which secured the Note. As reported in Amendment No. 1 to
Schedule 13D previously filed by Wes-Tex, such shares of Parallel Preferred Stock were converted by Wes-Tex into an aggregate of 652,480 shares of Parallel Common Stock on October 26, 1990.

Item 4.  Purpose of Transaction

     This Statement is being filed to report the following sales of Common Stock by Wes-Tex:


                     Number of          Price per           Type of
Date of Sale        Shares Sold           Share           Transaction
------------        ----------          ---------         -----------

September 21, 1992    10,000            $1.00             Open market sale.

September 22, 1992    11,500            $1.00             Open market sale.

September 23, 1992     3,600            $1.00             Open market sale.

October 22, 1992      23,900            $1.00             Open market sale.


     After giving effect to the sales of Common Stock as set forth above and the sales of Common Stock reported in Amendment No. 1 and Amendment No. 2 to this Schedule 13D, Wes-Tex owns a total of 772, 488 shares of Common Stock. Although the number of shares of common Stock beneficially owned by Wes-Tex does not constitute a majority of the outstanding shares of Common Stock, Wes-Tex may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     Wes-Tex may in the future acquire or dispose of additional shares of Common Stock, either through open market or privately negotiated transactions. Any such future decision will be made by Wes-Tex in light of the then current financial condition and prospects of Parallel, the market price of the Common Stock, the financial condition of Wes-Tex and other relevant factors.
Wes-Tex has no other plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

          (b)  A sale or transfer of a material amount of Parallel's assets;

          (c) Any change in the present board of directors or management of Parallel, including any plans or proposals to change the number or term of Parallel's directors;

          (d) Any material change in Parallel's present capitalization or dividend policy;

          (e) Any other material change in Parallel's business or corporate structure;

          (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

          (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of Parallel's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) Parallel presently has issued and outstanding a total of 11,772,388 shares of Common Stock. After giving effect to the sales of the Common Stock, Wes-Tex is the record owner of 772,488 shares of Common Stock, which represents approximately 6.56% of Parallel's issued and outstanding Common Stock.

     (b)  Wes-Tex retains both voting and investment power.

     (c) To the best of Wes-Tex's knowledge, no executive officer or director of Wes-Tex and no associate of Wes-Tex owns or has a right to acquire, directly or indirectly, any shares of Common Stock. Other than as stated above, no transactions in the Common Stock were effected during the past 60 days by Wes-Tex or, to the best of Wes-Tex's knowledge, by any executive officer, director or affiliated person of Wes-Tex, or by any subsidiary of Wes-Tex or by any executive officer, director or affiliated person of any such subsidiary.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable

Item 7.  Material to be Filed as Exhibits

Exhibit A   Name, residence address and present principal occupation and address of employment of each executive officer, Director and controlling person of investor.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   WES-TEX DRILLING COMPANY


                                   By:  /s/ Charles Ezzell
                                        Charles Ezzell, President

                                   EXHIBIT A

Name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of Investor:


Name and Residence                  Present Position          Present Principal Occupation and
  Address             Citizenship    with Investor                 Address or Employment
-------------------   -----------   ----------------          ---------------------------------

Myrle Greathouse      U.S.A.        Chairman of the Board     Chairman of the Board of Directors
#5 Glen Abbey Court                  of Directors, Sole         Sole Stockholder
Abilene, Texas 79606                 Stockholder              519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Charles Ezzell        U.S.A.        President and Director    President and Director
1633 Hillview                                                 519 First Natl. Bank Bldg. West
Abilene, Texas 79601                                          Abilene, Texas  79601

Danny Mullen          U.S.A.        Executive Vice President  Executive Vice President and Director
1725 Woodridge                      and Director              519 First Natl. Bank Bldg. West
Abilene, Texas 79605                                          Abilene, Texas  79601

Randy Thompson        U.S.A.        Vice President of         Vice President of Drilling Operations
105 Lawrence Circle                 Drilling Operations and    and Director
Abilene, Texas 79605                Director                  519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Marcella Greathouse   U.S.A.        Treasurer and Director    Treasurer and Director
#5 Glen Abbey Court                                           519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

Helen R. Little       U.S.A.        Secretary                 Secretary
4633 Sage Circle                                              519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

James P. Wilson       U.S.A.        Director                  President of Dunigan Enterprises, Inc.
642B Bacacita Farms Rd.                                       4648 S. Treadaway
Abilene, Texas 79602                                          Abilene, Texas  79602

Carl S. Cook, Jr.     U.S.A.        Director                  Investments
1950 River Oaks Circle                                        1950 River Oaks Circle
Abilene, Texas 79605                                          Abilene, Texas  79605


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                        Parallel Petroleum Corporation
                        ------------------------------
                               (Name of Issuer)


                          Common Stock $.01 Par Value
                        ------------------------------
                         (Title of Class of Securities)

                                   699157103
                   ----------------------------------------
                                (CUSIP Number)
                               Myrle Greathouse
                            Wes-Tex Drilling Company
                       519 First National Bank Bldg. West
                             Abilene, Texas 79601
                               (915) 677-9121
                   ----------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 5, 1993
                   ----------------------------------------
                      (Date of Event which Requires Filing
                                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)

CUSIP No. 699157103            13D


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wes-Tex Drilling Company

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)____
                                          (b)  x
                                             ----
3. SEC USE ONLY


4. SOURCE OF FUNDS
     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       ____

6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas


     NUMBER OF
      SHARES          7.  SOLE VOTING POWER
    BENEFICIALLY
     OWNED BY         8.  SHARED VOTING POWER
       EACH                932,488
     REPORTING        9.  SOLE DISPOSITIVE POWER:
      PERSON
       WITH          10.  SHARED DISPOSITIVE POWER
                           932,488

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     932,488


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 x
                                                                ----
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.67%


14. TYPE OF REPORTING PERSON
     CO

               SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 699157103            13D



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Myrle Greathouse


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)  ____
                                       (b)   x
                                            ----
3.  SEC USE ONLY


4.  SOURCE OF FUNDS
     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

     NUMBER OF
      SHARES          7.  SOLE VOTING POWER
    BENEFICIALLY           20,000
     OWNED BY         8.  SHARED VOTING POWER
       EACH                932,488
     REPORTING        9.  SOLE DISPOSITIVE POWER:
      PERSON               20,000
       WITH          10.  SHARED DISPOSITIVE POWER
                           932,488



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     952,488


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         x
                                                       ----

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.82%



14. TYPE OF REPORTING PERSON
     IN

               SEE INSTRUCTIONS BEFORE FILLING OUT!

Item1.  Security  and  Issuer

     The class of securities to which this Amendment No. 4 to Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 465, Midland, Texas 79701.

Item 2.  Identity  and  Background

     This Statement is being filed by (i) Wes-Tex Drilling Company, a Texas corporation ("Wes-Tex"), whose address is 519 First National Bank Building West, Abilene, Texas 79601, and by (ii) Myrle Greathouse ("Greathouse"), an individual whose business address is 519 First National Bank Building West, Abilene, Texas 79601.

     Wes-Tex is primarily engaged in the business of providing contract drilling services to major and independent oil and gas companies. Wes-Tex is secondarily engaged in the exploration for, development and production of oil and natural gas for its own account.

     Greathouse is the Chairman of the Board of Directors and sole stockholder of Wes-Tex.

     The principal executive offices of Wes-Tex and Greathouse are located in Abilene, Texas at the address stated above. Wes-Tex operates primarily in the Permian Basin area of the Southwestern United States. Wes-Tex has been in business for approximately 36 years and has provided contract drilling services to Parallel since 1983.

     The name, residence address and principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex, including Greathouse, are set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     Neither Wes-Tex, Greathouse nor, to their knowledge, any of the executive officers, directors or controlling persons of Wes-Tex has, during the last five years, been convicted in any criminal proceedings, excluding traffic violations or similar misdemeanors.

     Neither Wes-Tex, Greathouse nor, to their knowledge, any executive officers, directors or controlling persons of Wes-Tex has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Wes-Tex or Greathouse or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     On October 5, 1993, Parallel closed a private placement of 2,200,000 shares of its Common Stock (the "Private Placement"), of which Wes-Tex subscribed for and purchased 160,000 shares of the cash purchase price of

$240,000, and Greathouse subscribed for and purchased 20,000 shares for the cash purchase price of $30,000. The Common Stock was purchased by Wes-Tex with available working capital and Greathouse purchased the Common Stock with personal funds.

Item 4.  Purpose of Transaction

     This Statement is being filed to report the following sales of Common Stock by Wes-Tex and Greathouse:


  Name of                                     Number of              Price per           Type of
  Purchaser           Date of Closing        Shares Purchased           Share           Transaction
--------------        ---------------       -----------------       -----------        -----------

Wes-Tex               October 5, 1993          160,000                  $1.50          Private Purchase

Greathouse            October 5, 1993           20,000                  $1.50          Private Purchase


     After giving effect to the purchases of Common Stock as set forth above, Wes-Tex owns directly and holds of record a total of 932,488 shares of Common Stock and Greathouse owns directly and holds of record 20,000 shares of Common Stock. Although the number of shares of Common Stock beneficially owned by Wes-Tex and Greathouse does not constitute a majority of the outstanding shares of Common Stock, Wes-Tex and Greathouse may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     Wes-Tex and Greathouse, or either of them, may in the future acquire or dispose of additional shares of Common Stock for their respective accounts, either through open market or privately negotiated transactions. Any such future decision will be made by Wes-Tex and Greathouse in light of the then current financial condition and prospects of Parallel, the market price of the Common Stock, the financial condition of Wes-Tex and Greathouse and other relevant factors. Neither Wes-Tex nor Greathouse have any other plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

          (b)  A sale or transfer of a material amount of Parallel's assets;

          (c) Any change in the present board of directors or management of Parallel, including any plans or proposals to change the number or term of Parallel's directors, except Greathouse may, but only with the approval of the existing board of directors of Parallel, ask to be considered for appointment or election as a director of Parallel;

          (d) Any material change in Parallel's present capitalization or dividend policy;

          (e) Any other material change in Parallel's business or corporate structure;

          (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

          (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of Parallel's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     (a) Parallel presently has issued and outstanding a total of 13,972,388 shares of Common Stock. After giving effect to the purchases of Common Stock reported herein, Wes-Tex is the record owner of 932,488 shares of Common Stock, which represents approximately 6.67% of Parallel's issued and outstanding Common Stock, and Greathouse is the record owner of 20,000 shares of Common Stock, which represents less than 1.0% of Parallel's issued and outstanding Common Stock.

     (b) Greathouse has beneficial ownership of 952,488 shares of Common Stock, of which he has sole voting and investment powers with respect to 20,000 shares of Common Stock and shared voting and investment powers with respect to the 932,488 shares of Common Stock owned by Wes-Tex. Wes-Tex has shared and investment powers with Greathouse with respect to the 932,488 shares of Common Stock owned by Wes-Tex.


     (c) To the best knowledge of Wes-Tex and Greathouse, no executive officer or director of Wes-Tex and no associate of Wes-Tex or Greathouse owns or has a right to acquire, directly or indirectly, any shares of Common Stock except that (i) Charles Ezzell, the President and a Director of Wes-Tex subscribed for and purchased 10,000 shares of Common Stock in the Private Placement for the cash purchase price of $15,000, and (ii) John D. Mullen, the Executive Vice President and a Director of Wes-Tex subscribed for and purchased 10,000 shares of Common Stock in the Private Placement for the cash purchase price of $15,000.00. Messrs. Ezzell and Mullen each used their respective personal funds to purchase the Common Stock.

     Other than as stated above, no transactions in the Common Stock were effected during the past 60 days by Wes-Tex or Greathouse or, to the best knowledge of Wes-Tex and Greathouse, by any executive officer, director or affiliated person of Wes-Tex or Greathouse, or by any subsidiary of Wes-Tex or by any executive officer, director or affiliated person of any such subsidiary.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable


Item 7.  Material to be Filed as Exhibits

Exhibit A Name, residence address and present principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   WES-TEX DRILLING COMPANY


                                   By:  /s/ Charles Ezzell
                                        Charles Ezzell, President



                                        /s/ Myrle Greathouse
                                        Myrle Greathouse

                                   EXHIBIT A

Name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of Wes-Tex:


Name and Residence                  Present Position          Present Principal Occupation and
  Address             Citizenship    with Wes-Tex                 Address or Employment
-------------------   -----------   ----------------          ---------------------------------

Myrle Greathouse      U.S.A.        Chairman of the Board     Chairman of the Board of Directors
#5 Glen Abbey Court                  of Directors, Sole         Sole Stockholder
Abilene, Texas 79606                 Stockholder              519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Charles Ezzell        U.S.A.        President and Director    President and Director
1633 Hillview                                                 519 First Natl. Bank Bldg. West
Abilene, Texas 79601                                          Abilene, Texas  79601

John D. Mullen        U.S.A.        Executive Vice President  Executive Vice President and Director
1725 Woodridge                      and Director              519 First Natl. Bank Bldg. West
Abilene, Texas 79605                                          Abilene, Texas  79601

Randy Thompson        U.S.A.        Vice President of         Vice President of Drilling Operations
105 Lawrence Circle                 Drilling Operations and    and Director
Abilene, Texas 79605                Director                  519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Marcella Greathouse   U.S.A.        Treasurer and Director    Treasurer and Director
#5 Glen Abbey Court                                           519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

Helen R. Little       U.S.A.        Secretary                 Secretary
4633 Sage Circle                                              519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

James P. Wilson       U.S.A.        Director                  President of Dunigan Enterprises, Inc.
642B Bacacita Farms Rd.                                       4648 S. Treadaway
Abilene, Texas 79602                                          Abilene, Texas  79602

Carl S. Cook, Jr.     U.S.A.        Director                  Investments
1950 River Oaks Circle                                        1950 River Oaks Circle
Abilene, Texas 79605                                          Abilene, Texas  79605


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                        Parallel Petroleum Corporation
                        ------------------------------
                                (Name of Issuer)


                         Common Stock, $.01 Par Value
                        ------------------------------
                        (Title of Class of Securities)

                                   699157103
                        ------------------------------
                                (CUSIP Number)
                               Myrle Greathouse
                           Wes-Tex Drilling Company
                      519 First National Bank Bldg. West
                             Abilene, Texas 79601
                                (915) 677-9121
                   ----------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                     December 1, 1993 and December 6, 1993
                   ----------------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box____.

Check the following box if a fee is being paid with the statement____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)

CUSIP No. 699157103            13D




1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wes-Tex Drilling Company


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) _____
                                       (b)   x
                                           -----

3.  SEC USE ONLY



4. SOURCE OF FUNDS
     WC



5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       ____


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas



   NUMBER OF
    SHARES        7.  SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY       8.  SHARED VOTING POWER
     EACH               932,488
  REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH         10.  SHARED DISPOSITIVE POWER
                        932,488


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     932,488



12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                         x
                                       ----
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.67%



14. TYPE OF REPORTING PERSON
     CO

               SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 699157103            13D



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Myrle Greathouse


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) ____
                                       (b)  x
                                           ----

3.  SEC USE ONLY



4. SOURCE OF FUNDS
     PF


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                       ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.



     NUMBER OF
      SHARES       7.  SOLE VOTING POWER
    BENEFICIALLY        20,000
     OWNED BY      8.  SHARED VOTING POWER
       EACH             932,488
     REPORTING     9.  SOLE DISPOSITIVE POWER
       PERSON           20,000
        WITH      10.  SHARED DISPOSITIVE POWER
                        932,488


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     952,488



12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                          x
                                        ----

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.82%



14. TYPE OF REPORTING PERSON
     IN

               SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security  and  Issuer

     The class of securities to which this Amendment No. 5 to Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 465, Midland, Texas 79701.

Item 2.  Identity  and  Background

     This Statement is being filed by (i) Wes-Tex Drilling Company, a Texas corporation ("Wes-Tex"), whose address is 519 First National Bank Building West, Abilene, Texas 79601, and by (ii) Myrle Greathouse ("Greathouse"), an individual whose business address is 519 First National Bank Building West, Abilene, Texas 79601.

     Wes-Tex is primarily engaged in the business of providing contract drilling services to major and independent oil and gas companies. Wes-Tex is secondarily engaged in the exploration for, development and production of oil and natural gas for its own account.

     Greathouse is the Chairman of the Board of Directors and sole stockholder of Wes-Tex.

     The principal executive offices of Wes-Tex and Greathouse are located in Abilene, Texas at the address stated above. Wes-Tex operates primarily in the Permian Basin area of the Southwestern United States. Wes-Tex has been in business for approximately 36 years and has provided contract drilling services to Parallel since 1983.

     The name, residence address and principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex, including Greathouse, is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     Neither Wes-Tex, Greathouse nor, to their knowledge, any of the executive officers, directors or controlling persons of Wes-Tex has, during the last five years, been convicted in any criminal proceedings, excluding traffic violations or similar misdemeanors.

     Neither Wes-Tex, Greathouse nor, to their knowledge, any executive officers, directors or controlling persons of Wes-Tex has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Wes-Tex or Greathouse or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     Not applicable

Item 4.  Purpose of Transaction

     This Statement is being filed to report the appointment of Greathouse to the Board of Directors of Parallel and to report his acquisition of a nonstatutory stock option to purchase 25,000 shares of Common Stock of Parallel on December 6, 1993.

     Greathouse became a director of Parallel on December 1, 1993 as a result of his appointment to fill a vacancy on Parallel's Board of Directors created by expanding the size of the Board from six to seven members.

     Pursuant to the Parallel 1992 Stock Option Plan (the "Plan"), a nonstatutory stock option is automatically granted to an individual on the first Monday following the date such individual becomes a nonemployee director of Parallel. Accordingly, on December 6, 1993, and pursuant to the terms of the Plan, a nonstatutory stock option to purchase 25,000 shares of Common Stock of Parallel was granted to Greathouse. The option is exercisable at a price of $3.1875 per share, the fair market value of the Common Stock on December 6, 1993, and is exercisable as to one-half of the shares on December 6, 1994 and as to the remaining one-half on December 6, 1995. The option expires on December 6, 2003.

     Greathouse owns directly and holds of record 20,000 shares of Common Stock and Wes-Tex owns directly and holds of record a total of 932,488 shares of Common Stock. Although the number of shares of Common Stock beneficially owned by Wes-Tex and Greathouse does not constitute a majority of the outstanding shares of Common Stock, Wes-Tex and Greathouse may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     Wes-Tex and Greathouse, or either of them, may in the future acquire or dispose of additional shares of Common Stock for their respective accounts, either through open market or privately negotiated transactions. Any such future decision will be made by Wes-Tex and Greathouse in light of the then current financial condition and prospects of Parallel, the market price of the Common Stock, the financial condition of Wes-Tex and Greathouse and other relevant factors. Neither Wes-Tex nor Greathouse have any other plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

          (b)  A sale or transfer of a material amount of Parallel's assets;

          (c) Any change in the present board of directors or management of Parallel, including any plans or proposals to change the number or term of Parallel's directors;

          (d) Any material change in Parallel's present capitalization or dividend policy;

          (e) Any other material change in Parallel's business or corporate structure;

          (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

          (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of Parallel's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

          (a) Parallel presently has issued and outstanding a total of 13,972,388 shares of Common Stock. Wes-Tex is the record owner of 932,488 shares of Common Stock, which represents approximately
     6.67% of Parallel's issued and outstanding Common Stock, and Greathouse is the record owner of 20,000 shares of Common Stock, which represents less than 1.0% of Parallel's issued and outstanding Common Stock.

          (b) Excluding his right to acquire 25,000 shares of Common Stock pursuant to the nonstatutory stock option granted to him on December 6, 1993 (which does not become exercisable until December 6, 1994), Greathouse has beneficial ownership of 952,488 shares of Common Stock, of which he has sole voting and investment powers with respect to 20,000 shares of Common Stock and shared voting and investment powers with respect to the 932,488 shares of Common
     Stock owned by Wes-Tex. Wes-Tex has shared and investment powers with Greathouse with respect to the 932,488 shares of Common Stock owned by Wes-Tex.

          (c) To the best knowledge of Wes-Tex and Greathouse, no executive officer or director of Wes-Tex and no associate of Wes-Tex or Greathouse owns or has a right to acquire, directly or indirectly, any shares of Common Stock except that (i) Charles Ezzell, the President and a Director of Wes-Tex is the owner of 10,000 shares of Common Stock, and (ii) John D. Mullen, the Executive Vice President and a Director of Wes-Tex is the owner of 10,000 shares of Common Stock.

          Other than as stated above, no transactions in the Common Stock were effected during the past 60 days by Wes-Tex or Greathouse or, to the best knowledge of Wes-Tex and Greathouse, by any executive officer, director or affiliated person of Wes-Tex or Greathouse, or by any subsidiary of Wes-Tex or by any executive officer, director or affiliated person of any such subsidiary.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable


Item 7.  Material to be Filed as Exhibits

     Exhibit A Name, residence address and present principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex.

     Exhibit B Nonstatutory Stock Option Agreement for Nonemployee Director



                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   WES-TEX DRILLING COMPANY


                                   By:  /s/ Charles Ezzell
                                        Charles Ezzell, President



                                        /s/ Myrle Greathouse
                                        Myrle Greathouse

                                   EXHIBIT A

Name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of Wes-Tex:


Name and Residence                  Present Position          Present Principal Occupation and
  Address             Citizenship    with Wes-Tex                 Address or Employment
-------------------   -----------   ----------------          ---------------------------------

Myrle Greathouse      U.S.A.        Chairman of the Board     Chairman of the Board of Directors
#5 Glen Abbey Court                  of Directors, Sole         Sole Stockholder
Abilene, Texas 79606                 Stockholder              519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Charles Ezzell        U.S.A.        President and Director    President and Director
1633 Hillview                                                 519 First Natl. Bank Bldg. West
Abilene, Texas 79601                                          Abilene, Texas  79601

John D. Mullen        U.S.A.        Executive Vice President  Executive Vice President and Director
1725 Woodridge                      and Director              519 First Natl. Bank Bldg. West
Abilene, Texas 79605                                          Abilene, Texas  79601

Randy Thompson        U.S.A.        Vice President of         Vice President of Drilling Operations
105 Lawrence Circle                 Drilling Operations and    and Director
Abilene, Texas 79605                Director                  519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Marcella Greathouse   U.S.A.        Treasurer and Director    Treasurer and Director
#5 Glen Abbey Court                                           519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

Helen R. Little       U.S.A.        Secretary                 Secretary
4633 Sage Circle                                              519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

James P. Wilson       U.S.A.        Director                  President of Dunigan Enterprises, Inc.
642B Bacacita Farms Rd.                                       4648 S. Treadaway
Abilene, Texas 79602                                          Abilene, Texas  79602

Carl S. Cook, Jr.     U.S.A.        Director                  Investments
1950 River Oaks Circle                                        1950 River Oaks Circle
Abilene, Texas 79605                                          Abilene, Texas  79605


                                   EXHIBIT B


                     NONSTATUTORY STOCK OPTION AGREEMENT
                           FOR NONEMPLOYEE DIRECTOR


     AGREEMENT dated and made effective as of the 6th day of December, 1993, between PARALLEL PETROLEUM CORPORATION, a Delaware corporation (the "Company"), and Myrle Greathouse ("Director").

     To carry out the purposes of the Parallel Petroleum Corporation 1992 STOCK OPTION PLAN (the "Plan"), by affording Director the opportunity to purchase shares of common stock of the Company ("Stock"), and in consideration of the mutual agreements and other matters set forth herein and in the Plan, the Company and Director hereby agrees as follows:

     1. Grant of Option. The Company hereby irrevocably grants to Director the right and option ("Option") to purchase all or any part of an aggregate of 25,000 shares of Stock, on the terms and conditions set forth herein and in the Plan, which Plan is incorporated herein by reference as a part of this Agreement. This Option shall not be treated as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

     2. Purchase Price. The purchase price of Stock purchased pursuant to the exercise of this Option shall be $3.1875, which has been determined to be the fair market value of the Stock at the date of grant of this Option. For all purposes of this Agreement, fair market value of Stock shall be determined in accordance with the provisions of the Plan.

     3. Exercise of Option. Subject to the earlier expiration of this Option as herein provided, this Option may be exercised, by written notice to the Company at its principal executive office addressed to the attention of its President or Chief Executive Officer, at any time and from time to time following the expiration of six months from the date of grant hereof, but, except as otherwise provided below, this Option shall not be exercisable for more than a percentage of the aggregate number of shares offered by this Option determined by the number of full years from the date of grant hereof to the date of such exercise, in accordance with the following schedule:


                                                    Percentage of
                                                     Shares That
     Number of Full Years                          May Be Purchased
     --------------------                          ----------------

     Less than 1 year                                    0%
               1 year                                   50%
               2 years or more                         100%


     This Option is not transferable by Director otherwise than by will or the laws of descent and distribution, and may be exercised only by Director during Director's lifetime and while Director remains a director of the Company, except that:

     (a) If Director ceases to be a director of the Company because of disability (within the meaning of Section 22(e)(3) of the Code), this Option may be exercised in full by Director (or Director's estate or the person who acquires this Option by will or the laws of descent and distribution or otherwise by reason of the death of Director) at any time during the period of one year following such termination.

     (b) If Director dies while he is a director of the Company, Director's estate, or the person who acquires this Option by will or the laws of descent and distribution or otherwise by reason of the death of Director, may exercise this Option in full at any time during the period of one year following the date of Director's death.

     (c) If Director ceases to be a director of the Company for any reason other than as described in (a) or (b) above, unless Director is removed for cause, this Option may be exercised by Director at any time during the period of three months following the date Director ceases to be a director of the Company, or by Director's estate (or the person who acquires this Option by will or the laws of descent and distribution or otherwise by reason of the death of Director) during a period of one year following Director's death if Director dies during such three-month period, but in each case only as to the number of shares Director was entitled to purchase hereunder upon exercise of this Option as of the date Director's position as a director of the company so terminates. For purposes of this Agreement, "cause" shall mean Director's gross negligence or willful misconduct in the performance of his duties as a director, or Director's final conviction of a felony or of a misdemeanor involving moral turpitude.

This Option shall not be exercisable in any event after the expiration of ten years from the date of grant hereof. The purchase price of shares as to which this Option is exercised shall be paid in full at the time of exercise
(a) in cash (including check, bank draft or money order payable to the order of the Company), (b) by delivering to the Company shares of Stock having a fair market value equal to the purchase price, or (c) any combination of
(a) or (b). No fraction of a share of Stock shall be issued by the Company upon exercise of an Option or accepted by the Company in payment of the purchase price thereof; rather, Director shall provide a cash payment for such amount as is necessary to effect the issuance and acceptance of only whole shares of Stock. Unless and until a certificate or certificates representing such shares shall have been issued by the Company to Director, Director (or the person permitted to exercise this Option in the event of Director's death) shall not be or have any rights or privileges of a shareholder of the Company with respect to shares acquirable upon an exercise of this Option.

     4. Status of Stock. Director agrees that the shares of Stock which Director may acquire by exercising this Option shall be acquired for investment without a view to distribution, within the meaning of the Securities Act of 1933, as amended (the "Act"), and shall not be sold, transferred, assigned, pledged or hypothecated in the absence of an effective registration statement for the shares under the Act and applicable state securities laws or an applicable exemption from the registration requirements of the Act and any applicable state securities laws. In the event exemption from registration under the Act is available upon an exercise of this Option, the Company will not issue such shares unless the holder of the Option provides the Company with a written opinion of legal counsel, who shall be satisfactory to the Company, addressed to the Company and satisfactory in form and substance to the Company's counsel, to the effect that the proposed issuance of such shares to such Option holder may be made without registration under the Act. Director (or the person permitted to exercise this Option in the event of Director's death), if requested by the Company to do so, will execute and deliver to the Company in writing an agreement containing such provisions as the Company may retire to assure compliance with applicable securities laws. Director also agrees that the shares of Stock which Director may acquire by exercising this Option will not be sold or otherwise disposed of in any manner which would constitute a violation of any applicable securities laws, whether federal or state. In addition, Director agrees (i) that the certificates representing the shares of Stock purchased under this Option may bear such legend or legends as the Committee deems appropriate in order to assure compliance with applicable securities laws, (ii) that the Company may refuse to register the transfer of the shares of Stock purchased under this Option on the stock transfer records of the Company if such proposed transfer would in the opinion of counsel satisfactory to the Company constitute a violation of any applicable securities law, and (iii) that the Company may give related instructions to its transfer agent, if any, to stop registration of the transfer of the shares of Stock purchased under this Option.

     5. Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Director.

     6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas.

     IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its officer thereunto duly authorized, and Director has executed this Agreement, all as of the day and year first above written.

                              PARALLEL PETROLEUM CORPORATION



                              By:     /s/ Larry C. Oldham
                                      Larry C. Oldham, Executive
                                      Vice President



                                     /s/ Myrle Greathouse
                                     Myrle Greathouse, Director

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                        Parallel Petroleum Corporation
                        ------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
                        ------------------------------
                        (Title of Class of Securities)

                                  699157103
                        ------------------------------
                               (CUSIP Number)

                              Myrle Greathouse
                           Wes-Tex Drilling Company
                      519 First National Bank Bldg. West
                            Abilene, Texas 79601
                               (915) 677-9121
                   ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 8, 1995
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box____.

Check the following box if a fee is being paid with the statement____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)

CUSIP No. 699157103            13D



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wes-Tex Drilling Company


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) ____
                                       (b)  x
                                           ----

3.  SEC USE ONLY



4. SOURCE OF FUNDS
     WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                       ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION



   NUMBER OF
    SHARES      7.  SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY     8.  SHARED VOTING POWER
     EACH             972,488
  REPORTING     9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH       10.  SHARED DISPOSITIVE POWER
                      972,488


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     972,488



12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                          x
                                        ----
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.56%



14. TYPE OF REPORTING PERSON
     CO

               SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 699157103            13D



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Myrle Greathouse


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)____
                                                 (b)  x
                                                    ----
3.  SEC USE ONLY



4.  SOURCE OF FUNDS
     PF


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


    NUMBER OF
     SHARES        7.  SOLE VOTING POWER:
  BENEFICIALLY          34,500
    OWNED BY       8.  SHARED VOTING POWER
      EACH              973,304
    REPORTING      9.  SOLE DISPOSITIVE POWER:
     PERSON             34,500
      WITH        10.  SHARED DISPOSITIVE POWER
                        973,304

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,007,804


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       ____


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.80%


14. TYPE OF REPORTING PERSON
     IN

               SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security  and  Issuer

     The class of securities to which this Amendment No. 6 to Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 465, Midland, Texas 79701.

Item 2.  Identity  and  Background

     This Statement is being filed by (i) Wes-Tex Drilling Company, a Texas corporation ("Wes-Tex"), whose address is 519 First National Bank Building West, Abilene, Texas 79601, and by (ii) Myrle Greathouse ("Greathouse"), an individual whose business address is 519 First National Bank Building West, Abilene, Texas 79601.

     Wes-Tex is primarily engaged in the business of providing contract drilling services to major and independent oil and gas companies. Wes-Tex is secondarily engaged in the exploration for, development and production of oil and natural gas for its own account.

     Greathouse is the Chairman of the Board of Directors and sole stockholder of Wes-Tex.

     The principal executive offices of Wes-Tex and Greathouse are located in Abilene, Texas at the address stated above. Wes-Tex operates primarily in the Permian Basin area of the Southwestern United States. Wes-Tex has been in business for approximately 41 years and has provided contract drilling services to Parallel since 1983.

     The name, residence address and principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex, including Greathouse, is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     Neither Wes-Tex, Greathouse nor, to their knowledge, any of the executive officers, directors or controlling persons of Wes-Tex has, during the last five years, been convicted in any criminal proceedings, excluding traffic violations or similar misdemeanors.

     Neither Wes-Tex, Greathouse nor, to their knowledge, any executive officers, directors or controlling persons of Wes-Tex has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Wes-Tex or Greathouse or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     On February 8, 1995, Parallel closed a private placement of 644,150 shares of its Common Stock (the "Private Placement"), of which Wes-Tex subscribed for and purchased 40,000 shares for the cash purchase price of $100,000. The Common Stock was purchased by Wes-Tex with available working capital.

Item 4.  Purpose of Transaction

     This Statement is being filed to report the purchase by Wes-Tex of 40,000 shares of Common Stock of Parallel on February 8, 1995. Such shares of Common Stock were acquired for investment purposes.

     After giving effect to the purchases of Common Stock by Wes-Tex as described in Item 3 above, Wes-Tex is the beneficial owner of 972,488 shares of Common Stock, and Greathouse is the beneficial owner of 1,007,804 shares which include (i) the 972,488 shares beneficially owned by Wes-Tex, (ii) 22,000 shares owned directly by Greathouse, (iii) a nonstatutory stock option to purchase 12,500 shares of common stock, and (iv) 816 shares indirectly owned by Greathouse through an investment club of which Greathouse is a member. Although the number of shares of Common Stock beneficially owned by Wes-Tex and Greathouse does not constitute a majority of the outstanding shares of Common Stock, Wes-Tex and Greathouse may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     Wes-Tex and Greathouse, or either of them, may in the future acquire or dispose of additional shares of Common Stock for their respective accounts, either through open market or privately negotiated transactions. Any such future decision will be made by Wes-Tex and Greathouse in light of the then current financial condition and prospects of Parallel, the market price of the Common Stock, the financial condition of Wes-Tex Greathouse and other relevant factors. Neither Wes-Tex nor Greathouse have any other plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

          (b)  A sale or transfer of a material amount of Parallel's assets;

          (c) Any change in the present board of directors or management of Parallel, including any plans or proposals to change the number or term of Parallel's directors;

          (d) Any material change in Parallel's present capitalization or dividend policy;

          (e) Any other material change in Parallel's business or corporate structure;

          (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

          (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of Parallel's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     (a) Parallel presently has issued and outstanding a total of 14,819,038 shares of Common Stock. Wes-Tex is the beneficial owner of 972,488 shares of Common Stock, which represents approximately 6.56% of Parallel's issued and outstanding Common Stock, and Greathouse is the beneficial owner of 1,007,804 shares of Common Stock, which represents approximately 6.80% of Parallel's issued and outstanding Common Stock.

     (b) Greathouse has sole voting and investment powers with respect to 34,500 shares of Common Stock and shared voting and investment powers with respect to 973,304 shares of Common Stock. Wes-Tex has shared voting and investment powers with respect to 972,488 shares of Common Stock.

     (c) To the best knowledge of Wes-Tex and Greathouse, no executive officer or director of Wes-Tex and no associate of Wes-Tex or Greathouse owns or has a right to acquire, directly or indirectly, any shares of Common Stock, except that (i) Charles Ezzell, the President and a Director of Wes-Tex is the owner of 10,000 shares of Common Stock, and (ii) John D. Mullen, the Executive Vice President and a Director of Wes-Tex is the owner of 10,000 shares of Common Stock.

     Other than as stated above, no transactions in the Common Stock were effected during the past 60 days by Wes-Tex or Greathouse or, to the best knowledge of Wes-Tex and Greathouse, by any executive officer, director or affiliated person of Wes-Tex or Greathouse, or by any subsidiary of Wes-Tex or by any executive officer, director or affiliated person of any such subsidiary.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable


Item 7.  Material to be Filed as Exhibits

     Exhibit A   Name, residence address and present principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex.


                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   WES-TEX DRILLING COMPANY


                                   By:  /s/ Charles Ezzell
                                        Charles Ezzell, President



                                        /s/ Myrle Greathouse
                                        Myrle Greathouse

                                   EXHIBIT A

Name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of Wes-Tex:


Name and Residence                  Present Position          Present Principal Occupation and
  Address             Citizenship    with Wes-Tex                 Address or Employment
-------------------   -----------   ----------------          ---------------------------------

Myrle Greathouse      U.S.A.        Chairman of the Board     Chairman of the Board of Directors
#5 Glen Abbey Court                  of Directors, Sole         Sole Stockholder
Abilene, Texas 79606                 Stockholder              519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Charles Ezzell        U.S.A.        President and Director    President and Director
1633 Hillview                                                 519 First Natl. Bank Bldg. West
Abilene, Texas 79601                                          Abilene, Texas  79601

John D. Mullen        U.S.A.        Executive Vice President  Executive Vice President and Director
1725 Woodridge                      and Director              519 First Natl. Bank Bldg. West
Abilene, Texas 79605                                          Abilene, Texas  79601

Randy Thompson        U.S.A.        Vice President of         Vice President of Drilling Operations
105 Lawrence Circle                 Drilling Operations and    and Director
Abilene, Texas 79605                Director                  519 First Natl. Bank Bldg. West
                                                              Abilene, Texas  79601

Marcella Greathouse   U.S.A.        Treasurer and Director    Treasurer and Director
#5 Glen Abbey Court                                           519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

Helen R. Little       U.S.A.        Secretary                 Secretary
4633 Sage Circle                                              519 First Natl. Bank Bldg. West
Abilene, Texas 79606                                          Abilene, Texas  79601

James P. Wilson       U.S.A.        Director                  President of Dunigan Enterprises, Inc.
642B Bacacita Farms Rd.                                       4648 S. Treadaway
Abilene, Texas 79602                                          Abilene, Texas  79602

Carl S. Cook, Jr.     U.S.A.        Director                  Investments
1950 River Oaks Circle                                        1950 River Oaks Circle
Abilene, Texas 79605                                          Abilene, Texas  79605


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                        Parallel Petroleum Corporation
                        ------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
                        ------------------------------
                        (Title of Class of Securities)

                                  699157103
                        ------------------------------
                               (CUSIP Number)

                              Myrle Greathouse
                          Wes-Tex Drilling Company
                        First National Bank Building
                         400 Pine Street, Suite 700
                             Abilene, Texas 79601
                                (915) 677-9121
                   ----------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                October 1, 1998
                   ----------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box____.

Check the following box if a fee is being paid with the statement____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)

CUSIP No. 699157103            13D




1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wes-Tex Drilling Company

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) ____
                                           (b)   x
                                               ----
3.  SEC USE ONLY



4.  SOURCE OF FUNDS
     WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                       ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      NUMBER OF
       SHARES     7.  SOLE VOTING POWER
    BENEFICIALLY
      OWNED BY    8.  SHARED VOTING POWER
        EACH            1,088,738
     REPORTING    9.  SOLE DISPOSITIVE POWER
      PERSON
      WITH       10.  SHARED DISPOSITIVE POWER
                        1,088,738

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,088,738



12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                         x
                                       -----

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.95%



14. TYPE OF REPORTING PERSON
     CO

               SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 699157103            13D




1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Myrle Greathouse


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)____
                                    (b)  x
                                       ----

3.  SEC USE ONLY


4.  SOURCE OF FUNDS
     00


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                       ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.



    NUMBER OF
     SHARES        7.  SOLE VOTING POWER
   BENEFICIALLY          64,500
     OWNED BY      8.  SHARED VOTING POWER
       EACH              1,167,863
    REPORTING      9.  SOLE DISPOSITIVE POWER
     PERSON              64,500
      WITH        10.  SHARED DISPOSITIVE POWER
                         1,167,863


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,232,363



12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            ____


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.69%



14. TYPE OF REPORTING PERSON
     IN

               SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security  and  Issuer

     The class of securities to which this Amendment No. 7 to Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 465, Midland, Texas 79701.

Item 2.  Identity  and  Background

     This Statement is being filed by (i) Wes-Tex Drilling Company, a Texas corporation ("Wes-Tex"), whose address is First National Bank Building, 400 Pine Street, Suite 700, Abilene, Texas 79601, and by (ii) Myrle Greathouse ("Greathouse"), an individual whose business address is First National Bank Building, 400 Pine Street, Suite 700, Abilene, Texas 79601.

     Wes-Tex is primarily engaged in the exploration for, development and production of oil and natural gas for its own account. Until 1997 when Wes-Tex sold its contract drilling business, Wes-Tex was also engaged in providing contract drilling services to major and independent oil and gas companies, including Parallel.

     Greathouse is the Chairman of the Board of Directors and sole stockholder of Wes-Tex.

     Greathouse has served as a director of Parallel since 1993.

     The principal executive offices of Wes-Tex and Greathouse are located in Abilene, Texas at the address stated above. Wes-Tex operates primarily in the Permian Basin area of the Southwestern United States. Wes-Tex has been in business for approximately 44 years and provided contract drilling services to Parallel during the period from 1983 to 1997.

     The name, residence address and principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex, including Greathouse, is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     Neither Wes-Tex, Greathouse nor, to their knowledge, any of the executive officers, directors or controlling persons of Wes-Tex has, during the last five years, been convicted in any criminal proceedings, excluding traffic violations or similar misdemeanors.

     Neither Wes-Tex, Greathouse nor, to their knowledge, any executive officers, directors or controlling persons of Wes-Tex has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Wes-Tex or Greathouse or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     On April 8, 1998, Parallel closed a private placement of 600,000 shares of $.60 Cumulative Convertible Preferred Stock (the "Preferred Stock").

     The Preferred Stock, by its terms, became convertible on October 9, 1998 at the initial conversion rate of 1.5625 shares of Common Stock for each share of Preferred Stock.

     Of the 600,000 shares of Preferred Stock sold by Parallel, 100,000 shares were purchased by Wes-Tex and 50,000 shares were purchased by the Greathouse Charitable Remainder Trust (the "Trust"). The Trust is a charitable remainder trust in which Greathouse and his wife are the trustees and uni-trust beneficiaries. Greathouse disclaims beneficial ownership of the Preferred Stock (and underlying shares of Common Stock), except to the extent of his pecuriary interest therein.

     The Preferred Stock held by Wes-Tex and the Trust is convertible into 156,250 and 78,125 shares of Common Stock, respectively.

     Wes-Tex purchased the shares of Preferred Stock for the cash purchase price of $1,000,000 and the Trust purchased its shares of Preferred Stock for $500,000. Both purchases were made with available working capital. The Preferred Stock was purchased on the same terms as all other third party investors.

Item 4.  Purpose of Transaction

     This Statement is being filed to report the purchase by Wes-Tex of 100,000 shares of Preferred Stock (and the underlying shares of Common Stock) and the purchase by the Trust of 50,000 shares of Preferred Stock (and the underlying shares of Common Stock) of Parallel on April 8, 1998. Such shares of Preferred Stock (and the underlying shares of Common Stock) were acquired for investment purposes.

     After giving effect to the purchases of Preferred Stock as described in
Item 3 above, Wes-Tex is the beneficial owner of 1,088,738 shares of Common Stock, and Greathouse is the beneficial owner of 1,232,363 shares which include (i) the 1,088,738 shares beneficially owned by Wes-Tex, (ii) 22,000 shares owned directly by Greathouse, (iii) 60,000 shares of common stock that may be acquired by Greathouse upon exercise of nonstatutory stock options,
(iv) 1,000 shares indirectly owned by Greathouse through an investment club of which Greathouse is a member, and (v) 78,125 shares of Common Stock that may be acquired by the Trust upon conversion of its Preferred Stock.

Although the number of shares of Common Stock beneficially owned by Wes-Tex and Greathouse does not constitute a majority of the outstanding shares of Common Stock, Wes-Tex and Greathouse may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     Wes-Tex, the Trust and Greathouse, or any of them, may in the future acquire or dispose of additional shares of Common Stock for their respective accounts, either through open market or privately negotiated transactions. Any such future decision will be made by Wes-Tex, the Trust and Greathouse in light of the then current financial condition and prospects of Parallel, the market price of the Common Stock, the financial condition of Wes-Tex, the Trust and Greathouse and other relevant factors. Neither Wes-Tex, the Trust nor Greathouse have any other plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

          (b)  A sale or transfer of a material amount of Parallel's assets;

          (c) Any change in the present board of directors or management of Parallel, including any plans or proposals to change the number or term of Parallel's directors;

          (d) Any material change in Parallel's present capitalization or dividend policy;

          (e) Any other material change in Parallel's business or corporate structure;

          (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

          (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of Parallel's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) Parallel presently has issued and outstanding a total of 18,131,858 shares of Common Stock. Wes-Tex is the beneficial owner of 1,088,738 shares of Common Stock, which represents approximately 5.95% of Parallel's issued and outstanding Common Stock, and Greathouse is the beneficial owner of 1,232,363 shares of Common Stock, which represents approximately 6.69% of Parallel's issued and outstanding Common Stock.

     (b) Greathouse has sole voting and investment powers with respect to 64,500 shares of Common Stock and shared voting and investment powers with respect to 1,167,863 shares of Common Stock. Wes-Tex has shared voting and investment powers with respect to 1,088,738 shares of Common Stock.

     (c) To the best knowledge of Wes-Tex and Greathouse, no executive officer or director of Wes-Tex and no associate of Wes-Tex or Greathouse owns or has a right to acquire, directly or indirectly, any shares of Common Stock, except that Charles Ezzell, the President and a Director of Wes-Tex is the owner of 13,000 shares of Common Stock.

     On August 4, 1998, Greathouse was granted a nonstatutory stock option to purchase 25,000 shares of Parallel's Common Stock at an exercise price of $3.60 per share, the fair market value of the Common Stock on the date of grant. The option is exercisable in two equal annual installments, commencing August 4, 1999. The option was granted to Greathouse in his capacity as a nonemployee director of Parallel. The shares of Common Stock that may be acquired by Greathouse upon exercise of the option have not been included in Greathouse's beneficial ownership of Parallel's Common Stock as reported in this Statement.

     Other than as stated above, no transactions in the Common Stock were effected during the past 60 days by Wes-Tex or Greathouse or, to the best knowledge of Wes-Tex and Greathouse, by any executive officer, director or affiliated person of Wes-Tex or Greathouse, or by any subsidiary of Wes-Tex or by any executive officer, director or affiliated person of any such subsidiary.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable

Item 7.  Material to be Filed as Exhibits

     Exhibit A Name, residence address and present principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex.


                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   WES-TEX DRILLING COMPANY


                                   By:  /s/ Charles Ezzell
                                        Charles Ezzell, President



                                        /s/ Myrle Greathouse
                                        Myrle Greathouse

                                   EXHIBIT A

Name, residence address and present principal occupation and address of employment of the executive office, directors and controlling persons of Wes-Tex:


Name and Residence                     Present Position        Present Principal Occupation and
    Address            Citizenship      with Wes-Tex             Address of Employment
------------------     -----------   ------------------        ---------------------------------

Myrle Greathouse        U.S.A.       Chairman of the Board     Chairman of the Board of Directors
#5 Glen Abbey Court                   of Directors, Sole        Sole Stockholder
Abilene, Texas 79606                  Stockholder               First National Bank Building
                                                                400 Pine Street, Suite 700
                                                                Abilene, Texas  79601

Charles Ezzell         U.S.A.        President and Director     President and Director
1633 Hillview                                                   First National Bank Building
Abilene, Texas 79601                                            400 Pine Street, Suite 700
                                                                Abilene, Texas  79601

Dewayne E. Chitwood     U.S.A.       Director                   Consultant
95 Hedges                                                       CBS Insurance
Abilene, Texas 79605                                            301 S. Pioneer
                                                                Abilene, Texas  79605

Charles C. Self III     U.S.A.       Secretary and Director     Whitten & Young PC
3813 South 20th                                                 Attorneys at Law
Abilene, Texas  79605                                           500 Chestnut, Suite 1402
                                                                Abilene, Texas  79602

Marcella Greathouse     U.S.A.       Treasurer and Director     Treasurer and Director
#5 Glen Abbey Court                                             First National Bank Building
Abilene, Texas 79606                                            400 Pine Street, Suite 700
                                                                Abilene, Texas  79601

David G. Morris         U.S.A.       Vice President             Vice President Production/Exploration
3817 Santa Monica Dr.                                           Wes-Tex Drilling Company
Abilene, Texas  79605                                           First National Bank Building
                                                                400 Pine Street, Suite 700
                                                                Abilene, Texas  79601

James P. Wilson         U.S.A.       Director                   President of Dunigan Enterprises, Inc.
642B Bacacita Farms Rd.                                         4648 S Treadaway
Abilene, Texas 79602                                            Abilene, Texas  79602

Carl S. Cook, Jr.       U.S.A.       Director                   Investments
1950 River Oaks Circle                                          1950 River Oaks Circle
Abilene, Texas 79605                                            Abilene, Texas  79605
